SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

Commission File Number: 001-37821

LINE Corporation

(Translation of registrant’s name into English)

1-6 Shinjuku 4-chome

Shinjuku-ku, Tokyo 150-8510, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

August 8, 2018	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

LINE Corporation Announces Consolidated Financial Results for the

Six Months Ended June 30, 2018

TOKYO—LINE Corporation (NYSE:LN) (TOKYO:3938) announces its consolidated financial results for the six months ended June 30, 2018.

This is an English translation of the original Japanese-language document. Should there be any inconsistency between the translation and the original Japanese text, the latter shall prevail. All references to the “Company,” “we,” “us,” or “our” shall mean LINE Corporation and, unless the context otherwise requires, its consolidated subsidiaries.

Cautionary statement with respect to forward-looking statements, and other information

This document contains forward-looking statements with respect to the current plans, estimates, strategies and beliefs of the Company. Forward-looking statements include, but are not limited to, those statements using words such as “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project,” “aim,” “plan,” “likely to,” “target,” “contemplate,” “predict,” “potential” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions generally intended to identify forward-looking statements. These forward-looking statements are based on information currently available to the Company, speak only as of the date hereof and are based on the Company’s current plans and expectations and are subject to a number of known and unknown uncertainties and risks, many of which are beyond the Company’s control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in the document. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented and the Company does not intend to update any of these forward-looking statements. Risks and uncertainties that might affect the Company include, but are not limited to:

i.	its ability to attract and retain users and increase the level of engagement of its users;

ii.	its ability to improve user monetization;

iii.	its ability to successfully enter new markets and manage its business expansion;

iv.	its ability to compete in the global social network services market;

v.	its ability to develop or acquire new products and services, improve its existing products and services and increase the value of its products and services in a timely and cost-effective manner;

vi.	its ability to maintain good relationships with platform partners and attract new platform partners;

vii.	its ability to attract advertisers to the LINE platform and increase the amount that advertisers spend with LINE;

viii.	its expectations regarding its user growth rate and the usage of its mobile applications;

ix.	its ability to increase revenues and its revenue growth rate;

x.	its ability to timely and effectively scale and adapt its existing technology and network infrastructure;

xi.	its ability to successfully acquire and integrate companies and assets;

xii.	its future business development, results of operations and financial condition;

xiii.	the regulatory environment in which it operates;

xiv.	fluctuations in currency exchange rates and changes in the proportion of its revenues and expenses denominated in foreign currencies; and

xv.	changes in business or macroeconomic conditions.

LINE Corporation

Index

Cover

A. Corporate information

I. Corporate overview

1. Selected consolidated financial data

2. Business description

II. Business

1. Risk factors

2. Material contracts

3. Analysis of financial position, operating results and cash flow position

III. Company information

1. Share information

(1) Total number of shares

(2) Stock acquisition rights

(3) Exercises of bonds with stock acquisition rights with exercise price amendment clause

(4) Rights plans

(5) Total number of shares issued, share capital, etc.

(6) Principal shareholders

(7) Voting rights

(8) Certain exemptions

2. Directors and executive officers

IV. Accounting

1. Interim condensed consolidated financial statements - Unaudited

(1) Interim Condensed Consolidated Statement of Financial Position - Unaudited

(2) Interim Condensed Consolidated Statement of Profit or Loss - Unaudited

(3) Interim Condensed Consolidated Statement of Comprehensive Income - Unaudited

(4) Interim Condensed Consolidated Statement of Change in Equity - Unaudited

(5) Interim Condensed Consolidated Statement of Cash Flows - Unaudited

(6) Notes to Interim Condensed Consolidated Financial Statements - Unaudited

2. Others

B. Information on guarantors

A. Corporate information

I. Corporate overview

1. Selected consolidated financial data

Term		18th term Six months ended June 30, 2017		19th term Six months ended June 30, 2018		18th term
Accounting period		From January 1, 2017 to June 30, 2017		From January 1, 2018 to June 30, 2018		From January 1, 2017 to December 31, 2017
Revenues [Second quarter]	(Millions of yen)	78,696 [39,780	]	99,361 [50,625	]	167,147
Profit before tax from continuing operations	(Millions of yen)	16,961		6,634		18,145
Profit for the period	(Millions of yen)	10,549		1,907		8,210
Profit for the period attributable to the shareholders of the Company [Second quarter]	(Millions of yen)	10,273 [8,836	]	2,912 [4,295	]	8,078
Total comprehensive income/(loss) for the period, net of tax	(Millions of yen)	13,626		(1,586)		11,743
Equity attributable to the shareholders of the Company	(Millions of yen)	176,329		185,848		185,075
Total assets	(Millions of yen)	270,612		301,967		303,439
Basic profit for the period per share attributable to the shareholders of the Company [Second quarter]	(Yen)	46.95 [40.31	]	12.24 [18.04	]	36.56
Diluted profit for the period per share attributable to the shareholders of the Company	(Yen)	43.32		12.11		34.01
Ratio of equity attributable to the shareholders of the Company to total assets	(%)	65.2		61.5		61.0
Net cash provided by operating activities	(Millions of yen)	181		3,349		10,965
Net cash used in investing activities	(Millions of yen)	(8,810)		(24,703)		(34,230)
Net cash (used in)/ provided by financing activities	(Millions of yen)	(623)		289		11,439
Cash and cash equivalents at the end of the period	(Millions of yen)	125,512		101,742		123,606

Notes:	1.Trendsin these selected financial data for the Company on a stand-alone basis are not separately discussed as we prepare quarterly consolidated financial statements.

2. Revenues do not include consumption taxes.

3. The above financial data were prepared based on the unaudited interim condensed consolidated financial statements and the consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS).

4. As of June 30, 2018, equity attributable to the shareholders of the Company and total assets held by the shareholders of the Company increased as a result of the issuance of common stock for the following reasons:

•  Exercise of stock acquisition rights

•  Disposal of treasury shares for payments to the employees under the Employee Stock Ownership Plan (J-ESOP)

5. The Group has adopted IFRS 15 from fiscal year 2018. As the Group has used the modified retrospective method upon adoption of IFRS 15, the consolidated financial performance for the six-month period ended June 30, 2017 is presented under the previous standard, IAS 18, while the consolidated financial performance for the six-month period ended June 30, 2018 is presented under IFRS 15. Revenues for the six-month period ended June 30, 2018 include an increase of 4,686 million yen due to the change in the accounting standards.

2. Business description

During the six months ended June 30, 2018, there were no material changes in the business of the Group (the Company or the principal subsidiaries and affiliates of the Company).

Effective from the fiscal year 2018, the Company has reclassified its reportable segments. For more details, please refer to Note 4. Segment Information of “1. (6) Notes to “Interim Condensed Consolidated Financial Statements - Unaudited” under “IV. Accounting.”

II. Business

1. Risk factors

During the six months ended June 30, 2018, there were no material changes either regarding the occurrence of new operational risks or regarding operational risks mentioned in the previous fiscal year’s security report.

For readers of this English translation: There were no material changes from the information presented in the Risk Factors section of the Company’s Amendment No. 1 to its Annual Report on Form 20-F (File No. 001-37821) filed with the Securities and Exchange Commission (the “SEC”) on April 18, 2018.

2. Material contracts

The important operational contract that was entered into during the six months ended June 30, 2018 is as follows.

Joint venture

Agreement counterparty	Details	Name of Investing Company	Name of Joint venture
Nomura Holdings, Inc. (Japan)	Providing supports and consulting services for establishment and operation of a joint venture conducting securities business such as non-face-to-face brokerage	LINE Financial Corporation	LINE Securities Preparatory Corporation (Japan)

Notes: May 25, 2018, the Company and LINE Financial Corporation, its wholly-owned subsidiary, entered into a joint venture agreement with Nomura Holdings, Inc. (“Nomura”) to begin offering remote securities brokerage and securities investment consultation services on the LINE platform. LINE Financial Corporation established LINE Securities Preparatory Corporation (“LINE Securities”) on June 1, 2018 by making a 100% initial investment in the amount of 200 million yen. Also pursuant to the terms of the agreement, upon the prerequisite in the contract being satisfied, a capital increase will be executed at the time of the start of the joint venture business by LINE Financial Corporation and Nomura Holdings, Inc., and the total paid in capital is expected to be raised to 10 billion yen. The investment ratio is planned to be LINE Financial Corporation 51.0% and Nomura Holdings, Inc. 49.0%

For readers of this English translation: With respect to material contracts, aside from the above, there were no material changes from the information presented in the Company’s Amendment No. 1 to its Annual Report on Form 20-F (File No. 001-37821) filed with the

Securities and Exchange Commission (the “SEC”) on April 18, 2018.

3. Analysis of financial position, operating results and cash flow position

The analysis of financial position, operating results and cash flow position of the Group is as follows:

(1) Operating results

Consolidated financial results of the Group are calculated based on IFRS.

Results of operations

	Six months ended June 30, 2017	Six months ended June 30, 2018
Revenues	78,696	99,361
Profit from operating activities	18,629	10,321
Profit before tax for the period from continuing operations	16,961	6,634
Profit for the period	10,549	1,907
Profit for the period attributable to the shareholders of the Company	10,273	2,912

The revenues in the first six months ended June 30, 2018 was 99,361 million yen, an increase of 26.3% year on year. The Group has applied IFRS 15 from January 1, 2018 and adopted the modified retrospective method, not the full retrospective method. Accordingly, the operating performance for the six months period ended June 30, 2017 has not been restated for the adoption and continue to be presented under the previous accounting standard, IAS 18. Thus, revenues for the current fiscal year include an increase of 4,686 million yen due to changes in accounting standards. The other major factor for increase in revenues was an increase of advertising sales.

Profit from operating activities in the first six months ended June 30, 2018 was 10,321 million yen, a decline of 44.6% year on year. The key factors for this decline included an 8,113 million yen increase in employee compensation expenses in conjunction with an increase in personnel and the introduction of an ESOP, a 4,477 million yen increase in subcontract and other service expenses in association with the development of AI assistant technology and development of LINE GAME contents, and a 6,333 million yen increase in other operating expenses due to the increase in the cost of goods sold in connection with LINE Friends and rent payments. In addition, sales commission expenses include an increase of 4,361 million yen due to the application of IFRS 15.

The decline in Profit from operating activities was offset by the following factors:

•	The Gain on loss of control over LINE Mobile Corporation of 9,494 million yen resulting from its conversion from a subsidiary to an associate accounted for under the equity method

•

Dilution gain of 1,237 million yen due to third-party allotments by the Group’s associates and joint ventures as the LINE Group’s ownership ratios of these investments declined while carrying amounts increased as a result of revaluation of the investments

•	Re-measurement gain of 57 million yen on investments as the investments became associates of the Group after acquiring control

Profit before tax for the period from continuing operations in the first six months ended June 30, 2018 was 6,634 million yen, a decline of 60.9% year on year.

The main factors were the aforementioned decline in profit from operating activities and the increase in the share of loss of associates and joint ventures.

Profit for the period in the six months ended June 30, 2018 was 1,907 million yen, a decline of 81.9% year on year. The main factors for the decrease in the profit for the period include the aforementioned factors for the decrease in profit before tax for the period from continuing operations, increase in deductible temporary differences arising from increase in the share of loss of associates and joint ventures which were not expected to be realized within the foreseeable future, and the inability to recognize the related tax benefits after being unable to recognize deferred tax assets despite the posting of loss before tax on a standalone basis for some subsidiaries.

As a result of the above, profit for the period attributable to the shareholders of the Company in the six months ended June 30, 2018 was 2,912 million yen, a decline of 71.7% year on year.

Profit and loss by segment

From the fiscal year 2018, the Group monitors its profit and loss by segment. The profit and loss of each segment in the fiscal year 2017 was prepared mainly based on the same method as in fiscal year 2018 where practicable and restated accordingly.

In addition, as discussed above, the Group has applied IFRS 15 from January 1, 2018 and adopted the modified retrospective method, not the full retrospective method. Accordingly, the 2017 financial statements and segment information in the notes to the interim condensed consolidated financial statements have not been restated for the adoption and continue to be presented under the previous accounting standard, IAS 18.

In addition, although the operating performance of FY2017 was prepared under the previous accounting standard, the year-on-year percentage changes by segment are calculated based on performance for the six months period ended in June 30, 2017, adjusted for the gross presentation of advertising revenue based on IFRS 15 for comparison with the same period in the previous year. Thus, revenue and operating expenses of the Core business and Strategic business for the six-month period ended June 30, 2017 increased by 3,499 million yen and 22 million yen, respectively, for the purposes of calculating the year-on-year percentage changes.

The LINE Group’s operating profits and losses by segment do not include adjustments to other operating income or share-based compensation expenses.

Core business

Revenues from the Core business segment for the six months ended June 30, 2018 was 87,258 million yen, an increase of 16.8% year on year, and profit from operating activities in this segment was 15,275 million yen, an increase of 1.0% year on year.

An increase in advertising sales due to strong sales of display ads (formerly known as performance ads), which more than offset a decrease in revenue from communication and content, led to increases in revenue and profit in the Core business segment. Operating income of this segment increased only slightly, however, compared to the six months ended June 30, 2017 as the increase in revenue was offset by increased marketing expenses for the group entities, such as LINE Part Time Job.

Strategic business

Revenues from the Strategic business segment for the six months ended June 30, 2018 was 12,103 million yen, an increase of 61.6% year on year, and operating loss in this segment was 14,048 million yen whereas it was 6,496 million yen in the same period in the previous year.

The main factor for the increase in revenues in the Strategic business segment was the increase in revenues from LINE Friends and E-commerce. Increases in loss from operating activities in the Strategic business segment was mainly due to increase in expenses related to the development of AI Clova as well as development and marketing expenses related to our fintech business.

For more details of profit and loss by segment, see Note. 4 of the Notes to Interim Condensed Consolidated Financial Statements – Unaudited. As the Group applied IFRS 15 with the modified retrospective method, the Notes 4. Segment information to the Interim Condensed Consolidated Financial Statements – Unaudited are not adjusted for the impact of IFRS 15 adoption.

(2) Cash flow position

The balance of cash and cash equivalents (hereinafter, “cash”) as of June 30, 2018 decreased by 21,864 million yen from the end of the previous fiscal year to 101,742 million yen.

The respective cash flow positions are as follows.

Cash flows from operating activities

Net cash provided by operating activities was 3,349 million yen in the first six months of 2018, compared to net cash provided by operating activities of 181 million yen in the first six months of 2017. Cash provided by operating activities in the first six months of 2018 primarily consisted of profit before tax from continuing operations of 6,634 million yen, a decrease of 2,813 million yen in trade and other receivables, adjustments for non-cash items including depreciation and amortization expenses of 4,949 million yen and share of loss of associates and joint ventures of 4,219 million yen. The main factors of cash reduction were income taxes paid of 2,779 million yen, a decrease in other current liabilities of 1,738 million yen caused by consumption of LINE points, and adjustments for gain on loss of control of subsidiaries of 9,494 million yen as a non cash transaction.

Cash flows from investing activities

Net cash used in investing activities was 24,703 million yen in the first six months of 2018, compared to net cash used in investing activities of 8,810 million yen in the first six months of 2017. Factors affecting the cash outflows in the first six months of 2018 are primarily related to purchase of time deposits of 2,996 million yen, purchase of equity investments of 2,156 million yen, investments in debt instruments of 5,196 million yen, acquisition of property and equipment and intangible assets of 8,527 million yen and purchase of investments in associates of 10,219 million yen. Factors affecting the cash inflows in the first six months of 2018 are primarily related to proceeds from maturities of time deposits of 3,067 million yen and collection for loan receivables of 2,203 million yen.

Cash flows from financing activities

Net cash provided by financing activities was 289 million yen in the first six months of 2018, compared to net cash used in financing activities of 623 million yen in the first six months of 2017. The cash outflow in the first six months of 2018 are primarily related to payment for acquisition of interest in a subsidiary from non-controlling interests of 586 million yen. Factors affecting the cash inflows in the first six months of 2018 are primarily related to proceeds from exercise of stock options of 440 million yen and proceeds from sales of treasury shares and of 552 million yen and.

(3) Operational and financial issues to be addressed

During the six months ended June 30, 2018, there were no material changes in operational and financial issues to be addressed by the Group.

(4) Research and development activities

There were no significant matters.

III. Company information

1. Share information

(1) Total number of shares

a.	Total number of shares authorized

Class	Total number of shares authorized (Share)
Common stock	690,000,000
Total	690,000,000

b.	Number of shares issued

Class	Number of shares issued as of end of period (Shares; as of June 30, 2018)	Number of shares issued as of filing date (Shares; as of August 8, 2018)	Name of securities exchange where the shares are traded or the name of authorized financial instruments firms association where the shares are registered	Details
Common stock	240,111,642	240,155,142	Tokyo Stock Exchange (First Section) and New York Stock Exchange	100 shares constitute one “unit” of common stock. Common stock is stock with full voting rights and not restricted by any significant limitations in terms of shareholders’ rights.
Total	240,111,642	240,155,142	—	—

Notes: 1.	“Number of shares issued as of filing date” does not include the number of shares issued upon the exercise of the stock options during the period from August 1, 2018 until the filing date of this Quarterly Securities Report.

(2) Stock acquisition rights

Not applicable.

(3) Exercises of bonds with stock acquisition rights with exercise price amendment clause

Not applicable.

(4) Rights plans

Not applicable.

(5) Total number of shares issued, share capital, etc.

Date	Change in the number of shares issued (Shares)	Balance of shares issued (Shares)	Change in share capital (Millions of yen)	Balance of share capital (Millions of yen)	Change in legal capital reserve (Millions of yen)	Balance of legal capital reserve (Millions of yen)
April 25, 2018 (Note 2)	Common stock 1,172,332	Common stock 239,957,642	2,499	95,228	2,499	85,293
April 1, 2018 to June 30, 2018 (Note 3)	Common stock 154,000	Common stock 240,111,642	224	95,453	224	85,518

Note:	1. Amounts less than one million yen are rounded down.

2. Third-party allotment (Employee Stock Ownership Plan (J-ESOP) additional contribution)

            Issueprice: 4,265 yen

            Amountincorporated into capital: 2,132.5 yen

            Allottees:Trust & Custody Services Bank, Ltd. (Trust E)

3. Increase in total number of shares issued as a result of the exercise of stock options.

4. Total number of shares issued increased by 43,500 shares, and share capital and legal capital reserve each increased by 59 million yen upon exercise of the stock options during the period from July 1, 2018 to July 31, 2018.

(6) Principal shareholders

(As of June 30, 2018)

Shareholder name	Address	Number of shares held (Shares)	Percentage of shares held to total shares issued (%)
NAVER CORPORATION (Standing proxy: LINE Corporation, Investment Development/ IR Office)	NAVER GREEN FACTORY, 6, BULJEONG-RO, BUNDANG-GU, SEONGNAM-SI, GYEONGGI-DO, 13561, KOREA (1-6, Shinjuku 4-chome, Shinjuku-ku, Tokyo)	174,992,000	72.87
MOXLEY & CO LLC (Standing proxy: Mizuho Bank, Ltd., Settlement & Clearing Services Department)	270 PARK AVE., NEW YORK, NY 10017 U.S.A. (15-1, Konan 2-chome, Minato-ku, Tokyo)	8,391,757	3.49
Jungho Shin	Seoul Special Metropolitan City, Korea	4,760,500	1.98
Haejin Lee	Seoul Special Metropolitan City, Korea	4,594,000	1.91
MSIP CLIENT SECURITIES (Standing proxy: Morgan Stanley MUFG Securities Co., Ltd.)	25 CABOT SQUARE, CANARY WHARF, LONDON E14 4QA, U.K. (9-7, Otemachi 1-chome, Chiyoda-ku, Tokyo)	4,014,167	1.67
GOLDMAN SACHS INTERNATIONAL (Standing proxy: Goldman Sachs Japan Co., Ltd.)	133 FLEET STREET LONDON EC4A 2BB, U.K. (10-1, Roppongi 6-chome, Minato-ku, Tokyo)	2,994,120	1.24
Trust & Custody Services Bank, Ltd. (Trust E)	8-12, Harumi 1-chome, Chuo-ku, Tokyo	2,007,421	0.83
Japan Trustee Services Bank, Ltd. (Trust Account)	8-11, Harumi 1-chome, Chuo-ku, Tokyo	1,916,200	0.79
MLI FOR CLIENT GENERAL OMNI NON COLLATERAL NON TREATY-PB (Standing proxy: Merrill Lynch Japan Securities Co., Ltd.)	MERRILL LYNCH FINANCIAL CENTRE, 2 KING EDWARD STREET, LONDON EC1A 1HQ (4-1, Nihonbashi 1-chome, Chuo-ku, Tokyo)	1,771,374	0.73
GOLDMAN SACHS & CO. REG (Standing proxy: Goldman Sachs Japan Co., Ltd.)	200 WEST STREET NEW YORK, NY, U.S.A. (10-1, Roppongi 6-chome, Minato-ku, Tokyo)	1,646,695	0.68
Total		207,088,234	86.24

Notes:	1. “Percentage of shares held (%)” has been rounded down to units of one hundredth of a percent.

2. Trust & Custody Services Bank, Ltd. (Trust E) is the trustee of its trust assets of the Employee Stock Ownership Plan (J-ESOP). Such shares have been classified as treasury shares in the Interim Condensed Consolidated Financial Statements.

(7) Voting rights

a.	Shares issued

(As of June 30, 2018)
Classification	Number of shares (Shares)	Number of voting rights (Units)	Details
Shares without voting rights	—	—	—
Shares with restricted voting rights (treasury stock, etc.)	—	—	—
Shares with restricted voting rights (others)	—	—	—
Shares with full voting rights (treasury stock, etc.)	500	—	—
Shares with full voting rights (others)	Common stock 240,051,900	2,400,519	—
Shares constituting less than one unit	Common stock 59,242	—	—
Total number of shares issued	Common stock 240,111,642	—	—
Total number of voting rights held by all shareholders	—	2,400,519	—

Notes:	1. Common stock in “Shares with full voting rights (others)” includes 2,007,400 shares held by the Trust for Employee Stock Ownership Plan (J-ESOP).
2. “Shares constituting less than one unit” includes 21 shares of the Group, which is held by the Trust for the Employee Stock Ownership Plan (J-ESOP), and 73 shares of treasury stock.

b.	Treasury stock, etc.

(As of June 30, 2018)
Name of Shareholder	Address of Shareholder	Number of shares held under own name (Shares)	Number of shares held under the name of others (Shares)	Total number of shares held (Shares)	Percentage of shares held to total shares issued (%)
LINE Corporation	1-6, Shinjuku 4-chome, Shinjuku-ku, Tokyo	500	—	500	0.0
Total	—	500	—	500	0.0

Note:

1. In connection with the Company’s implementation of an Employee Stock Ownership Plan (J-ESOP), Trust & Custody Services Bank, Ltd. (Trust E) holds 2,007,421 shares of the Company’s stock as trust property. Said shares are recorded as treasury stock in the Interim Condensed Consolidated Financial Statements. However, these shares hold voting rights and do not qualify as treasury stock as set forth in the Companies Act. As such, in the above “a. Shares issued”, they are included in “Shares with full voting rights (others)” and are not included in “Shares with full voting rights (treasury stock, etc.)”.

2. Other than noted above, the Group holds 73 shares which constitute less than one unit. They are included in shares constituting less than one unit in the above “a. Shares issued”.

the table for the aforementioned “Shares constituting less than one unit”.

(8) Certain exemptions

For readers of this English translation: As a foreign private issuer, the Company is permitted to rely on exemptions from certain New York Stock Exchange corporate governance standards applicable to listed U.S. companies. For instance, the Company is not subject to New York Stock Exchange requirements regarding (i) independence of a majority of its board of directors or members of certain committees thereof, (ii) shareholder approval of equity compensation plans, equity offerings that do not qualify as public offerings for cash, and offerings of equity to related parties, and (iii) adoption and disclosure of corporate governance guidelines. Additionally, as a foreign private issuer, the Company is not subject to certain SEC disclosure requirements that are applicable to companies organized within the United States.

2. Directors and executive officers

Changes in directors and executive officers during the six months ended June 30, 2018, since the filing date of the Annual Securities Report for the previous fiscal year, are as follows.

Changes in directors and executive officers

New post	New title	Former post	Former title	Name	Date of change
Director	CSO	Director	CGO	Jungho Shin	April 1, 2018

Notes:	CSO - Chief Service Officer
CGO - Chief Global Officer

IV. Accounting

Preparation of interim condensed consolidated financial statements

The interim condensed consolidated financial statements of the Group are prepared in conformity with International Accounting Standard 34, “Interim Financial Reporting” pursuant to the provisions of Article 93 of the Ordinance on Terminology, Forms and Preparation Methods of Quarterly Consolidated Financial Statements (Cabinet Office Ordinance No. 64 of 2007; hereinafter referred to as the “Ordinance on QCFS”).

1 Interim condensed consolidated financial statements

(1) Interim Condensed Consolidated Statement of Financial Position - Unaudited

(In millions of yen)

	Notes	December 31, 2017	June 30, 2018
Assets
Current assets
Cash and cash equivalents		123,606	101,742
Trade and other receivables	7,10	42,892	37,531
Other financial assets, current	7	13,258	17,232
Contract assets	10	—	403
Inventories		3,455	3,247
Other current assets		7,438	8,949

Total current assets		190,649	169,104

Non-current assets
Property and equipment	5	15,125	19,145
Goodwill	16	16,767	16,758
Other intangible assets	16	6,486	6,018
Investments in associates and joint ventures	18	24,844	38,077
Other financial assets, non-current	7	32,084	35,862
Deferred tax assets	6	16,492	16,093
Other non-current assets		992	910

Total non-current assets		112,790	132,863

Total assets		303,439	301,967

Liabilities
Current liabilities
Trade and other payables	7	28,810	27,998
Other financial liabilities, current	7	28,003	31,144
Accrued expenses		12,087	10,759
Income tax payables		2,365	3,164
Contract liabilities	10	—	24,544
Advances received		17,975	—
Deferred revenue		9,246	—
Provisions, current		991	2,003
Other current liabilities		1,940	1,401

Total current liabilities		101,417	101,013

Non-current liabilities
Other financial liabilities, non-current	7	602	340
Deferred tax liabilities	6	1,573	1,461
Provisions, non-current	5	3,060	2,935
Post-employment benefits		6,162	6,145
Other non-current liabilities		648	752

Total non-current liabilities		12,045	11,633

Total liabilities		113,462	112,646

Shareholders’ equity
Share capital	8	92,369	95,453
Share premium	8	93,560	96,976
Treasury shares	8	(4,000)	(8,316)
Accumulated deficit		(4,294)	(1,202)
Accumulated other comprehensive income		7,440	2,937

Equity attributable to the shareholders of the Company		185,075	185,848

Non-controlling interests	16	4,902	3,473
Total shareholders’ equity		189,977	189,321

Total liabilities and shareholders’ equity		303,439	301,967

(2) Interim Condensed Consolidated Statement of Profit or Loss - Unaudited

(In millions of yen)

For the six-month period ended June 30,

	Notes	2017	2018
Revenues and other operating income:
Revenues	10	78,696	99,361
Other operating income	9,10,17	11,024	11,129

Total revenues and other operating income		89,720	110,490

Operating expenses:
Payment processing and licensing expenses		(15,024)	(15,143)
Sales commission expenses		(273)	(6,950)
Employee compensation expenses	14	(19,265)	(27,378)
Marketing expenses		(7,858)	(8,587)
Infrastructure and communication expenses		(4,385)	(5,083)
Subcontract and other service expenses		(10,436)	(14,913)
Depreciation and amortization expenses	5	(3,017)	(4,949)
Other operating expenses	19	(10,833)	(17,166)

Total operating expenses		(71,091)	(100,169)

Profit from operating activities		18,629	10,321
Finance income		67	195
Finance costs		(14)	(33)
Share of loss of associates and joint ventures	18	(2,443)	(4,219)
Loss on foreign currency transactions, net		(329)	(256)
Other non-operating income	13	1,094	643
Other non-operating expenses	13	(43)	(17)

Profit before tax from continuing operations		16,961	6,634
Income tax expenses	6	(6,405)	(4,734)

Profit for the period from continuing operations		10,556	1,900
(Loss)/profit from discontinued operations, net of tax	11	(7)	7

Profit for the period		10,549	1,907

Attributable to:
The shareholders of the Company	12	10,273	2,912
Non-controlling interests		276	(1,005)

(In yen)
Earnings per share
Basic profit for the period attributable to the shareholders of the Company	12	46.95	12.24
Diluted profit for the period attributable to the shareholders of the Company	12	43.32	12.11
Earnings per share from continuing operations
Basic profit from continuing operations attributable to the shareholders of the Company	12	46.98	12.21
Diluted profit from continuing operations attributable to the shareholders of the Company	12	43.35	12.09
Earnings per share from discontinued operations
Basic (loss)/profit from discontinued operations attributable to the shareholders of the Company	12	(0.03)	0.03
Diluted (loss)/profit from discontinued operations attributable to the shareholders of the Company	12	(0.03)	0.02

(In millions of yen)

For the three-month period ended June 30,

	Notes	2017	2018
Revenues and other operating income:
Revenues		39,780	50,625
Other operating income	9,17	10,694	9,655

Total revenues and other operating income		50,474	60,280

Operating expenses:
Payment processing and licensing expenses		(7,340)	(7,837)
Sales commission expenses		(134)	(3,939)
Employee compensation expenses		(9,547)	(13,884)
Marketing expenses		(3,832)	(4,655)
Infrastructure and communication expenses		(2,243)	(2,482)
Subcontract and other service expenses		(5,622)	(6,976)
Depreciation and amortization expenses	5	(1,541)	(2,620)
Other operating expenses	19	(5,611)	(8,812)

Total operating expenses		(35,870)	(51,205)

Profit from operating activities		14,604	9,075
Finance income		42	96
Finance costs		(8)	(25)
Share of loss of associates and joint ventures	18	(1,649)	(2,415)
Gain on foreign currency transactions, net		33	308
Other non-operating income	13	416	142
Other non-operating expenses	13	(43)	(409)

Profit before tax from continuing operations		13,395	6,772
Income tax expenses	6	(4,474)	(3,098)

Profit for the period from continuing operations		8,921	3,674
(Loss)/profit from discontinued operations, net of tax	11	(4)	3

Profit for the period		8,917	3,677

Attributable to:
The shareholders of the Company	12	8,836	4,295
Non-controlling interests		81	(618)

			(In yen)
Earnings per share
Basic profit for the period attributable to the shareholders of the Company	12	40.31	18.04
Diluted profit for the period attributable to the shareholders of the Company	12	37.24	17.88
Earnings per share from continuing operations
Basic profit from continuing operations attributable to the shareholders of the Company	12	40.33	18.03
Diluted profit from continuing operations attributable to the shareholders of the Company	12	37.26	17.87
Earnings per share from discontinued operations
Basic (loss)/profit from discontinued operations attributable to the shareholders of the Company	12	(0.02)	0.01
Diluted (loss)/profit from discontinued operations attributable to the shareholders of the Company	12	(0.02)	0.01

(3) Interim Condensed Consolidated Statement of Comprehensive Income - Unaudited

(In millions of yen)

For the six-month period ended June 30,

	Notes	2017	2018
Profit for the period		10,549	1,907
Other comprehensive income
Items that will not be reclassified to profit or loss:
Net changes in fair value of equity instruments at FVOCI	13	—	(108)
Income tax relating to items that will not be reclassified to profit or loss		—	90
Items that may be reclassified to profit or loss:
Debt instruments at FVOCI:
Net changes in fair value	13	—	3
Available-for-sale financial assets
Net changes in fair value	13	4,295	—
Reclassification to profit or loss		(690)	0
Exchange differences on translation of foreign operations:
Gain/(loss) arising during the period		404	(3,323)
Reclassification to profit or loss		—	(107)
Proportionate share of other comprehensive income of associates and joint ventures		(3)	14
Reclassification to profit or loss		—	(8)
Income tax relating to items that may be reclassified subsequently to profit or loss		(929)	(54)

Total other comprehensive income/(loss) for the period, net of tax		3,077	(3,493)

Total comprehensive income/(loss) for the period, net of tax		13,626	(1,586)

Attributable to:
The shareholders of the Company		13,347	(327)
Non-controlling interests		279	(1,259)

For the three-month period ended June 30,

	Notes	2017	2018
Profit for the period		8,917	3,677
Other comprehensive income
Items that will not be reclassified to profit or loss:
Net changes in fair value of equity instruments at FVOCI	13	—	(508)
Income tax relating to items that will not be reclassified to profit or loss		—	164
Items that may be reclassified to profit or loss:
Debt instruments at FVOCI
Net changes in fair value	13	—	(1)
Available-for-sale financial assets:
Net changes in fair value	13	3,054	—
Reclassification to profit or loss		(146)	0
Exchange differences on translation of foreign operations:
Loss arising during the period		(294)	(471)
Reclassification to profit or loss		—	—
Proportionate share of other comprehensive income of associates and joint ventures		7	3
Reclassification to profit or loss		—	—
Income tax relating to items that may be reclassified subsequently to profit or loss		(711)	(19)

Total other comprehensive income/(loss) for the period, net of tax		1,910	(832)

Total comprehensive income for the period, net of tax		10,827	2,845

Attributable to:
The shareholders of the Company		10,743	3,429
Non-controlling interests		84	(584)

(4) Interim Condensed Consolidated Statement of Change in Equity - Unaudited

(In millions of yen)

	Equity attributable to the shareholders of the Company
						Accumulated other comprehensive income
	Notes	Share capital	Share premium	Treasury shares	Accumulated deficit	Foreign currency translation reserve	Available-for- sale reserve	Defined benefit plan reserve	Total	Non- controlling interests	Total shareholders’ equity
Balance at January 1, 2017		77,856	91,208	—	(12,381)	(174)	5,649	(1,324)	160,834	189	161,023
Comprehensive income
Profit for the period		—	—	—	10,273	—	—	—	10,273	276	10,549
Other comprehensive income		—	—	—	—	390	2,684	—	3,074	3	3,077

Total comprehensive income for the period		—	—	—	10,273	390	2,684	—	13,347	279	13,626
Recognition of share-based payments	8,14	—	748	—	—	—	—	—	748	—	748
Forfeiture of stock options	8,14	—	(8)	—	8	—	—	—	—	—	—
Exercise of stock options	8,14	2,063	(619)	—	—	—	—	—	1,444	—	1,444
Acquisition of non-controlling interests	8	—	(46)	—	—	2	—	—	(44)	15	(29)
Acquisition of a subsidiary		—	—	—	—	—	—	—	—	380	380

Balance at June 30, 2017		79,919	91,283	—	(2,100)	218	8,333	(1,324)	176,329	863	177,192

(In millions of yen)

	Equity attributable to the shareholders of the Company
						Accumulated other comprehensive income
	Notes	Share capital	Share premium	Treasury shares	Accumulated deficit	Foreign currency translation reserve	Financial assets at FVOCI	Defined benefit plan reserve	Total	Non- controlling interests	Total shareholders’ equity
Balance at January 1, 2018		92,369	93,560	(4,000)	(4,294)	3,158	3,928	354	185,075	4,902	189,977
Adjustment on adoption of new accounting standards		—	—	—	177	—	(1,258)	—	(1,081)	(85)	(1,166)

Balance at January 1, 2018 (restated)		92,369	93,560	(4,000)	(4,117)	3,158	2,670	354	183,994	4,817	188,811
Comprehensive income
Profit for the period		—	—	—	2,912	—	—	—	2,912	(1,005)	1,907
Other comprehensive income		—	—	—	—	(3,229)	(10)	—	(3,239)	(254)	(3,493)

Total comprehensive income for the period		—	—	—	2,912	(3,229)	(10)	—	(327)	(1,259)	(1,586)
Recognition of share-based payments	8,14	—	1,131	—	—	—	—	—	1,131	—	1,131
Forfeiture of stock options	8,14	—	(3)	—	3	—	—	—	—	—	—
Exercise of stock options	8,14	584	(147)	—	—	—	—	—	437	—	437
Acquisition of non-controlling interests	8	—	80	—	—	(6)	—	—	74	(336)	(262)
Acquisition of subsidiaries	17	—	—	—	—	—	—	—	—	251	251
Issuance of common shares and acquisition of treasury shares under Employee Stock Ownership Plan	8,14	2,500	2,488	(5,000)	—	—	—	—	(12)	—	(12)
Disposal of treasury shares		—	(133)	686	—	—	—	—	553	—	553
Purchase of treasury shares		—	—	(2)	—	—	—	—	(2)	—	(2)

Balance at June 30, 2018		95,453	96,976	(8,316)	(1,202)	(77)	2,660	354	185,848	3,473	189,321

(5)	Interim Condensed Consolidated Statement of Cash Flows - Unaudited

(In millions of yen)

For the six-month period ended June 30,

	Notes	2017	2018
Cash flows from operating activities
Profit before tax from continuing operations		16,961	6,634
(Loss)/profit before tax from discontinued operations	11	(11)	10

Profit before tax		16,950	6,644
Adjustments for:
Depreciation and amortization expenses		3,017	4,949
Finance income		(67)	(195)
Finance costs		14	33
Dividend income		—	(51)
Share-based compensation expenses	14	748	1,632
Gain on loss of control of subsidiaries and business		(10,444)	(9,494)
Gain on financial assets at fair value through profit or loss	13	(371)	(502)
Impairment loss of available-for-sale financial assets	7	8	—
Gain on disposal of available-for-sale financial assets	7	(697)	—
Share of loss of associates and joint ventures		2,443	4,219
Dilution gains from changes in equity interest in associates and joint ventures	18	—	(1,279)
(Gain)/loss on foreign currency transactions, net		(201)	40
Changes in:
Trade and other receivables		(3,194)	2,813
Contract assets	10	—	34
Inventories		(1,556)	30
Trade and other payables		1,259	(339)
Contract liabilities	10	—	455
Accrued expenses		(994)	(604)
Deferred revenue		(312)	—
Advances received		1,170	—
Provisions		204	265
Post-employment benefits		792	157
Other current assets		(860)	(770)
Other current liabilities		(635)	(1,738)
Others		(367)	(372)

Subtotal		6,907	5,927

Interest received		75	188
Interest paid		(13)	(38)
Dividend received		—	51
Income taxes paid		(6,788)	(2,779)

Net cash provided by operating activities		181	3,349

Cash flows from investing activities
Purchase of time deposits		(200)	(2,996)
Proceeds from time deposits		—	3,067
Purchase of equity investments	13	(2,310)	(2,156)
Proceeds from sales of equity investments		1,507	—
Investments in debt instruments		(1,389)	(5,196)
Proceeds from redemption of debt instruments		1,028	678
Acquisition of property and equipment and intangible assets		(5,793)	(8,527)
Proceeds from sales of property and equipment and intangible assets		96	141
Investments in associates and joint ventures		(1,578)	(10,219)
Return of capital from investments in associates		—	499
Payments of guarantee deposits for the Japanese Payment Services Act		(240)	(130)
Return of guarantee deposits for the Japanese Payment Services Act		3,325	—
Payments of office security deposits		(46)	(527)
Refund of office securities deposits		1,155	99
Payments of guarantee deposits		—	(800)
Payment of loan receivables		(2,077)	(456)
Collection for loan receivables		—	2,203
Payments for acquisition of subsidiaries and businesses		(1,750)	—
Cash acquired on acquisition of a subsidiary		—	736
Cash disposed on loss of control of a subsidiary and business	9	(581)	(1,113)
Others		43	(6)

Net cash used in investing activities		(8,810)	(24,703)

Cash flows from financing activities
Repayment of short-term borrowings		(2,037)	(83)
Repayment of long-term borrowings		—	(10)
Payment of common shares issuance costs		(10)	(21)
Proceeds from exercise of stock options		1,454	440
Payment for acquisition of interest in a subsidiary from non-controlling interests		(29)	(586)
Proceeds from disposal of treasury shares		—	552
Others		(1)	(3)

Net cash (used in)/provided by financing activities		(623)	289

Net decrease in cash and cash equivalents		(9,252)	(21,065)

Cash and cash equivalents at the beginning of the year		134,698	123,606
Effect of exchange rate fluctuations on cash and cash equivalents		66	(799)

Cash and cash equivalents at the end of the interim reporting period		125,512	101,742

Notes to Interim Condensed Consolidated Financial Statements – Unaudited

1.	Reporting Entity

LINE Corporation (the “Company”) was incorporated in September 2000 in Japan in accordance with the Companies Act of Japan under the name Hangame Japan Corporation to provide online gaming services. The Company changed its name to NHN Japan Corporation in August 2003, and subsequently changed its name to LINE Corporation in April 2013. The Company is a subsidiary of NAVER Corporation (“NAVER”), formerly NHN Corporation, which is domiciled in Korea. NAVER is the Company and its subsidiaries’ (collectively, the “Group”) ultimate parent company. The Company’s head office is located at 4-1-6 Shinjuku, Shinjuku-ku, Tokyo, Japan.

The Company listed shares of its common shares in the form of American depositary shares on the New York Stock Exchange and shares of its common shares on the Tokyo Stock Exchange.

The Group operates core business and strategic business. Core business mainly consists of advertising services, communication and content sales. Strategic business includes Fintech business such as LINE Pay service, AI business and commerce business such as LINE Friends. Refer to Note 4. Segment Information for further details.

2.	Basis of Preparation

The unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting.

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2017.

The unaudited interim condensed consolidated financial statements were approved by Representative Director, President and Chief Executive Officer Takeshi Idezawa and Director and Chief Financial Officer In Joon Hwang on August 8, 2018.

The Group meets the criteria of a “specified company” defined under Article 1-2 of the Ordinance on QCFS.

The preparation of the unaudited interim condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts at the date of the unaudited interim condensed consolidated financial statements as well as reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The significant estimates and assumptions are reviewed by management on a regular basis. The effects of a change in estimates and assumptions are recognized in the period of the change or in the period of the change and future periods.

Intercompany balances and transactions have been eliminated upon consolidation.

3.	Significant Accounting Policies

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2017, except for the adoption of new standards effective as of January 1, 2018.

The adoption of new and revised IFRS issued by the International Accounting Standards Board that are mandatorily effective for an accounting period that begins on or after January 1, 2018 had no impact on the Group’s unaudited interim condensed consolidated financial statements as of and for the six-month periods ended June 30, 2017 and 2018 and annual consolidated financial statements as of December 31, 2017, except for the following standards.

1.	IFRS15 Revenue from Contracts with Customers

The IASB issued IFRS 15 Revenue from Contracts with Customers for recognizing revenue. IFRS 15 establishes a five-step model that will apply to all revenue arising from contracts with customers, regardless of the type of transaction or industry, with limited exceptions.

The Group recognizes revenue associated with communication and content sales and with advertising services by reference to the stage of completion. The Group has concluded that the current methods of revenue recognition and measurement are in accordance with IFRS 15, with the exception of the following services.

The Group has adopted IFRS 15 from the fiscal year 2018. The Group has used the modified retrospective method which is to record cumulative amount of the impact at the beginning balance of the retained earnings upon adoption.

(1)	LINE Stickers, Creator Stickers and Emoji (collectively, “The Stickers”)

The new standard resulted in a change to the timing of revenue recognition, whereby revenue is recognized over an estimated usage period on a straight-line method rather than the previous method, which was over time but on an accelerated basis.

Under the previous standard, the Group determined that the measuring method which best depicts the progress towards satisfaction of performance based on a contract was the users’ usage pattern of Stickers which represented the consumption of the user’s benefits, and recognized revenue during the earlier part of the estimated usage period.

On the other hand, the concept of a service of standing ready is clarified under IFRS 15. IFRS 15 clarified the service of standing ready as to provide services or to make services available to the users for their use as and when the users decide. The Group determines that Stickers which the Group provides to its users are similar to the concept of a service of standing ready. The performance obligation of the Group to the customers which are the users who purchased the Stickers is to make them available to the users for their use at any given time. Accordingly, the users receive the benefit of the services and consume such services as the Group makes the Stickers available to the users for their use. Therefore, the Group determines that its performance obligation is evenly satisfied over time and assessed that a straight-line method over an estimated usage period is the best method to measure the progress towards complete satisfaction of the performance obligation. As a result, compared to the previous method, the amount of revenue recognized by the Group decreased by 7 million yen, and the operating profit from operating activities increased by 36 million yen for the six-month ended June 30, 2018.

(2)	LINE Sponsored Stickers

The new standard resulted in a change to the timing of revenue recognition, whereby revenue is recognized over a contract period on a straight-line method rather than the previous method, which was over time but on an accelerated basis.

Under the previous standard, the Group determined that the measuring method which best depicts the progress towards satisfaction of performance based on a contract was the users’ usage pattern of Sponsors Stickers which represent its progress of rendering the services, and recognized revenue based on the users usage pattern of Sponsors Stickers which was weighted towards the earlier part of the period.

On the other hand, under IFRS 15, the definition of a “customer” is clarified and it is defined as “a party that has contracted with an entity to obtain goods or services that are an output of the entity’s ordinary activities in exchange for consideration.” Also, the contract with “customers” is within the scope of IFRS 15, and IFRS 15 requires to measure the progress towards complete satisfaction of a performance obligation to “customers.”

In the LINE Sponsored Stickers contract, only an advertiser is obligated to pay consideration for Sponsored Stickers service to the Group, and the users who use Sponsored Stickers do not pay any consideration to the Group directly or indirectly. Therefore, the Group determines the advertisers as “customers.” The performance obligation of the Group to the advertisers is to make the Sponsored Stickers available to the users for their use at any time over a contract period. Accordingly, the Group has assessed that a straight-line method over a contract period is the best method to measure the progress towards complete satisfaction of the performance obligation. As a result, compared to the previous method, the amount of revenue recognized by the Group increased by 159 million yen, and the operating profit from operating activities increased by 160 million yen for the six-month ended June 30, 2018.

(3)	LINE Point Ad

The new standard resulted in a change to the timing of revenue recognition, whereby the Group is recognize revenue at the time when the LINE Points are issued to the users rather than when the LINE Points are utilized by the users.

Under the previous standard, the portion of the revenue of LINE Point Ad service attributable to LINE Points was measured at the fair value of LINE Points, and revenue related to unused LINE Points at the end of the accounting period was deferred, while revenue related to redeemed LINE Points was recognized in accordance with the revenue recognition policy for the virtual item purchased.

On the other hand, the definition of a “customer” is clarified under IFRS 15 as mentioned above. Upon the adoption of the IFRS 15, the Group determines the advertisers as customers for LINE Point Ad services because only the advertisers pay the transaction prices consideration to the Group for the advertising services the Group provides and the users who receive LINE Points, do not pay any transaction prices directly or indirectly. The Group considers its performance obligation in the contract with a customer who is an advertiser, is to be satisfied when the Group issues the LINE Points to the users because the Company does not have any obligations toward the advertisers to manage LINE Points or to provide users other services in exchange for the LINE points, thereafter for the advertisers. As a result, the Group has assessed to recognize revenue at the time when LINE Points are issued to the users.

Also, under IFRS 15, the Group recognizes provisions for the expenses expected to be incurred in relation to the consumption of LINE points, and such expenses are recognized at the same time as LINE Points are issued to the users and as the Group satisfies its performance obligations. As a result, compared to the previous method, the amount of revenue recognized by the Group increased by 172 million yen, and the operating profit from operating activities decreased by 9 million yen for the six-month ended June 30, 2018.

(4)	Advertising services

For advertising services such as official account, an advertising agency may be involved to obtain contracts from customers and provide, on behalf of the Company, services to customers such as formatting advertisement publication to comply with the Group’s specification or standards of advertisement publication. In such transaction, the new standard will result in a change to the method of revenue recognition, whereby the Group will recognize revenue by the gross recognition where the Group recognizes consideration received from customers including the share of advertising agencies rather than net recognition where the Group recognizes consideration received from customers excluding the share of advertising agency.

Under the previous standard, the Company recognized revenue by excluding the share attributable to the advertising agency from the total consideration received from the customer due to the facts that the share of the advertising agency was identified as an individually identifiable element, that the Company did not directly provide the service and earned revenue at constant rate, and that the Company did not bear credit risks.

On the other hand, IFRS 15 clarifies the evaluation of whether an entity is a principal or an agent based on the identification of performance obligations and transfer of control for the services. Especially, it is stated that “an entity is a principal if it controls the specified good or service before that good or service is transferred to a customer.” Guidance and indicators for whether an entity controls the specified goods or services to be provided by another parties to customers are revised. This revision of the guidance and indicators includes a right to a service to be performed by the other party which gives the entity the ability to direct that party to provide the service to the customer on the entity’s behalf. Since the service provided by advertising agencies such as formatting advertisement publication is provided to customers based on the Group’s specification or standards of advertisement publication, the Group determined that the Group controls the service provided by the advertising agency and thus the Group is the principal. As a result, the Company determined to change the recognition method of revenue based on the total consideration received from a customer, including the service provided by the advertising agent. As a result, compared to the previous method, the amount of revenue recognized by the Group increased by 4,362 million yen for the six-month ended June 30, 2018.

Moreover, in accordance with IFRS 15, the Group recognizes costs of contract which consist of consideration payable to the advertising agency as an asset and will expense as the related revenues are recognized. If the advertising contract is renewed at the end of the original term, another consideration payable to the advertising agency will be incurred, and such cost will be expensed during the period that is the same period which the revenue of the advertising contract is recognized for. Therefore, compared to the previous method, the sales commission expenses increased by 4,362 million yen for the six-month period ended June 30, 2018. However, as sales commission expenses increased by the same amount as the revenues, there is no effect on the profit from operating activities.

As a result, the opening balance of accumulated deficit is adjusted as following.

(In millions of yen)
January 1, 2018
Stickers	(967)
LINE Sponsored Stickers	(760)
LINE Point Ad	667
Other	(63)

Total	(1,123)

The adjustments made to line items presented on the financial statements due to the change from IAS 18 Revenue and other standards applied previously (collectively, the IAS 18 and other) to IFRS 15 are as follows. Reclassifications are made to reflect the terms used under IFRS 15. Certain amounts previously presented in trade and other receivables related to advertising services are reclassified into contract assets, while certain amounts previously presented in advances received arising from LINE Points and in deferred revenue associated with LINE stickers or advertising services are reclassified into other financial liabilities, current and contract liabilities.

(In millions of yen)
	January 1, 2018 (under IAS 18 and other)	Reclassification	Remeasurement	January 1, 2018 (under IFRS 15)
Trade and other receivables	42,892	(437)	(792)	41,663
Contract assets	—	437	—	437
Other current assets	7,438	—	1,052	8,490
Deferred tax assets	16,492	—	384	16,876
Other financial liabilities, current	28,003	4,633	—	32,636
Contract liabilities	—	22,588	1,391	23,979
Advances received	17,975	(17,975)	—	—
Deferred revenue	9,246	(9,246)	—	—
Provision, current	991	—	472	1,463
Accumulated deficit	(4,294)	—	(1,123)	(5,417)
Accumulated other comprehensive income	7,440	—	(8)	7,432
Non-controlling interests	4,902	—	(89)	4,813

(In millions of yen)
	June 30, 2018 (under IAS 18 and other)	Reclassification	Remeasurement	June 30, 2018 (under IFRS 15)
Trade and other receivables	38,805	(403)	(871)	37,531
Contract assets	—	403	—	403
Other current assets	7,766	—	1,183	8,949
Deferred tax assets	15,719	—	374	16,093
Other financial liabilities, current	27,412	3,732	—	31,144
Contract liabilities	—	23,499	1,045	24,544
Advances received	17,923	(17,923)	—	—
Deferred revenue	9,308	(9,308)	—	—
Provision, current	1,364	—	639	2,003
Accumulated deficit	(184)	—	(1,018)	(1,202)
Accumulated other comprehensive income	2,932	—	5	2,937
Non-controlling interests	3,458	—	15	3,473

For the six-month period ended June 30

(In millions of yen)
	2018 (under IAS 18 and other)	Reclassification	Remeasurement	2018 (under IFRS 15)
Revenue and other operating income
Revenues	94,675	—	4,686	99,361
Other operating income	11,129	—	—	11,129

Revenue and other operating income total	105,804	—	4,686	110,490
Operating expenses
Payment processing and licensing expenses	(15,174)	—	31	(15,143)
Sales commission expenses	(2,589)	—	(4,361)	(6,950)
Employee compensation expenses	(27,378)	—	—	(27,378)
Marketing expenses	(8,587)	—	—	(8,587)
Infrastructure and communication expenses	(5,083)	—	—	(5,083)
Subcontract and other service expenses	(14,913)	—	—	(14,913)
Depreciation and amortization expenses	(4,949)	—	—	(4,949)
Other operating expenses	(16,998)	—	(168)	(17,166)

Operating expenses total	(95,671)	—	(4,498)	(100,169)

Profit from operating activities	10,133	—	188	10,321
Profit before tax from continuing operations	6,446	—	188	6,634
Income tax expenses	(4,694)	—	(40)	(4,734)

Profit for the period from continuing operations	1,752	—	148	1,900

Profit for the period	1,759	—	148	1,907

Attributable to:
The shareholders of the Company	2,777	—	135	2,912
Non-controlling interests	(1,018)	—	13	(1,005)

(In yen)
Earnings per share
Basic profit for the period attributable to the shareholders of the Company	11.67	—	0.57	12.24
Diluted profit for the period attributable to the shareholders of the Company	11.55	—	0.56	12.11
Earnings per share from continuing operations
Basic profit from continuing operations attributable to the shareholders of the Company	11.64	—	0.57	12.21
Diluted profit from continuing operations attributable to the shareholders of the Company	11.53	—	0.56	12.09

Under the previous standard, the Group recognized considerations received from advertisers as advertising revenue after subtracting the share of advertising agencies. However, under IFRS 15, the Group recognizes such revenue by the gross recognition where the Group recognizes considerations received from advertisers including the portion for the services provided by the advertising agencies. As a result, the amount of expenses which were to be paid to the advertising agencies increased and became material. Therefore, the “sales commission expenses” which were included in the “authentication and other service expenses” are presented separately in the Interim Condensed Consolidated Financial Statement of Profit or Loss from the three-month period ended March 31, 2018, and the remaining “authentication and other service expenses” is now presented as “subcontract and other service expenses” as the materiality of authentication expenses decreased. The change was applied to the Interim Condensed Consolidated Financial Statement of Profit or Loss for the three-month and the six-month periods ended June 30, 2017.

2.	IFRS 9 Financial Instruments

The IASB issued the final version of IFRS 9 Financial Instruments which sets out the requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 is the new standard for the financial reporting of financial instruments that is principles-based and brings together the classification and measurement, impairment and hedge accounting phases of the IASB’s project. IFRS 9 is built on a single classification and measurement approach for financial assets that reflects the business model in which they are managed and their cash flow characteristics including new impairment requirements that are based on a more forward-looking expected credit loss model that will result in more timely recognition of loan losses and is a single model that is applicable to all financial instruments subject to impairment accounting. The Group has applied the following accounting policies in accordance with IFRS 9 commencing on January 1, 2018.

(1)	Classification of financial assets

Based on the Group’s business model for managing the financial assets and the characteristics of contractual cash flow of the financial assets, the Group classifies the financial assets by following categories. Gains and losses arising from assets measured at fair value are either recorded in profit or loss or other comprehensive income, depending on the Group’s intention. Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

i.	Financial assets as amortized cost

Financial assets measured at amortized cost are debt instruments held for collection of contractual cash flows and those cash flows represent solely payments of principal and interest.

ii.	Financial assets at fair value through other comprehensive income

Financial assets measured at fair value through other comprehensive income are debt instruments whose contractual cash flows represent solely payments of principal and interest on the principal amount outstanding and which are held within a business model both to collect contractual cash flows and sell and equity instruments which the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income.

iii.	Financial assets at fair value through profit or loss

Financial assets measured at fair value through profit or loss are the financial assets that are not classified as financial asset at amortized cost or financial assets at fair value through other comprehensive income.

(2)	Measurement of financial assets

Initial measurement

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

Subsequent measurement

Debt instruments:

i.	Amortized cost

Financial assets at amortized cost are measured at amortized cost using the effective interest method, and related interest income is included in finance income. When the asset is derecognized or impaired, a gain or loss on a debt investment is recognized in profit or loss.

ii.	Fair value through other comprehensive income (FVOCI)

Subsequent to initial recognition, financial assets are measured at fair value and gains or losses arising from changes in the fair value are recorded in other comprehensive income, except for the recognition of interest revenue, foreign exchange gains or losses and expected credit losses which are recognized in profit or loss. When debt investments are derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss.

iii.	Fair value through profit or loss

Subsequent to initial recognition, financial assets are measured at fair value. A gain or loss on debt instruments which is not part of a hedging relationship is recognized in profit or loss.

Equity instruments:

Where the Group has irrevocably elected to designate equity instruments as financial assets measured at fair value through other comprehensive income, movements in the carrying amount by fair value measurement are recognized as other comprehensive income. There is no subsequent reclassification of cumulative gains or losses previously recognized in other comprehensive income to profit or loss. Where the Group has not elected to designate equity instruments as financial assets measured at fair value through other comprehensive income, movements in the carrying amount by fair value measurement are recognized in profit or loss.

Dividends from equity investments are recognized in profit or loss as “Other operating income” when the Group’s right to receive payments is established.

(3)	Impairment of financial assets

The Group assesses the expected credit losses associated with its assets carried at amortized cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For trade receivables only, the Group applies the simplified approach permitted by IFRS9, which requires expected lifetime losses to be recognized from initial recognition of the receivables.

The Group has applied IFRS 9 retrospectively and has determined not to restate the comparative information for the period beginning January 1, 2017. As a result, the comparative information is prepared based on the Group’s pervious accounting policies. On January 1, 2018, the Group has assessed which business models to apply to its financial assets and liabilities and classified such financial assets and liabilities in to appropriate classification under IFRS 9. The impacts of these classifications are as follows.

(In millions of yen)

			Balance as of January 1, 2018 under IFRS 9
	Notes	Balance at January 1, 2018 under IAS 39	Financial assets/liabilities at fair value through profit or loss	Financial assets/liabilities at FVOCI	Financial assets/liabilities at amortized cost	Total financial assets/liabilities
Financial assets
Trade and other receivables
Loans and receivables	3	42,892	—	—	42,892	42,892

Total		42,892	—	—	42,892	42,892

Other financial assets, current
Loans and receivables
Time deposits	3	12,002	—	—	12,002	12,002
Short-term loans	3	206	—	—	206	206
Corporate bonds and other debt instruments	4	849	—	852	—	852
Available-for-sale financial assets		6	—	6	—	6
Office security deposits		195	—	—	195	195

Total		13,258	—	858	12,403	13,261

Other financial assets, non-current
Held-to-maturity investments	6	280	—	—	280	280
Loans and receivables
Corporate bonds and other debt instruments	4, 5	7,986	28	7,997	—	8,025
Guarantee deposits	3	726	—	—	726	726
Office security deposits	3	5,709	—	—	5,709	5,709
Financial assets at fair value through profit or loss
Conversion right and redemption right of preferred stock		1,862	1,862	—	—	1,862
Available-for-sale financial assets	1, 2	15,388	5,262	10,126	—	15,388
Other		133	—	44	89	133

Total		32,084	7,152	18,167	6,804	32,123

		Impacts by adoption of IFRS 9
	Notes	Fair value measurement at January 1, 2018	Provision at January 1, 2018	Total impacts
Financial assets
Trade and other receivables
Loans and receivables	3	—	—	—

Total		—	—	—

Other financial assets, current
Loans and receivables
Time deposits	3	—	—	—
Short-term loans	3	—	—	—
Corporate bonds and other debt instruments	4	6	(3)	3
Available-for-sale financial assets		—	—	—
Office security deposits		—	—	—

Total		6	(3)	3

Other financial assets, non-current
Held-to-maturity investments	6	—	—	—
Loans and receivables
Corporate bonds and other debt instruments	4, 5	52	(13)	39
Guarantee deposits	3	—	—	—
Office security deposits	3	—	—	—
Financial assets at fair value through profit or loss
Conversion right and redemption right of preferred stock		—	—	—

Available-for-sale financial assets	1, 2	—	—	—
Other		—	—	—

Total		52	(13)	39

(In millions of yen)

			Balance as of January 1, 2018 under IFRS 9
	Notes	Balance at January 1, 2018 under IAS 39	Financial assets/liabilities at fair value through profit or loss	Financial assets/liabilities at FVOCI	Financial assets/liabilities at amortized cost	Total financial assets/liabilities
Financial liabilities
Trade and other payables
Financial liabilities measured at amortized cost	3	28,810	—	—	28,810	28,810

Total		28,810	—	—	28,810	28,810

Other financial liabilities, current
Financial liabilities measured at amortized cost
Deposits received		5,730	—	—	5,730	5,730
Short-term borrowings		22,224	—	—	22,224	22,224
Others		49	—	—	49	49

Total		28,003	—	—	28,003	28,003

Other financial liabilities non-current
Financial liabilities measured at amortized cost
Office security deposits received under sublease agreement		23	—	—	23	23
Others		93	—	—	93	93
Financial liabilities at fair value through profit or loss
Put option liabilities		486	486	—	—	486

Total		602	486	—	116	602

		Impacts by adoption of IFRS 9
	Notes	Fair value measurement at January 1, 2018	Provision at January 1, 2018	Total impacts
Financial liabilities
Trade and other payables
Financial liabilities measured at amortized cost	3	—	—	—

Total		—	—	—

Other financial liabilities, current
Financial liabilities measured at amortized cost
Deposits received		—	—	—
Short-term borrowings		—	—	—
Others		—	—	—

Total		—	—	—

Other financial liabilities non-current
Financial liabilities measured at amortized cost
Office security deposits received under sublease agreement		—	—	—
Others		—	—	—
Financial liabilities at fair value through profit or loss
Put option liabilities		—	—	—

Total		—	—	—

Following are the impacts on accumulated deficit and accumulated other comprehensive income by classification and measurement of financial assets at January 1, 2018.

(In millions of yen)
	Notes	Accumulated deficit	Accumulated other comprehensive income - Financial assets at FVOCI
Balance of accumulated deficit and accumulated OCI as of January 1, 2018 under IAS 39		(4,294)	3,928
Reclassification from available-for-sale financial assets to financial assets at fair value through profit or loss	1	316	(316)
Transfer of impairment losses arising from reclassification of available-for-sale financial assets to financial assets at FVOCI and recognized previously in profit or loss	2	1,000	(1,000)
Fair value measurement of financial assets classified from loans and receivables to financial assets at FVOCI as of January 1, 2018	4	—	42
Increase in provision for debt instruments at FVOCI	4	(16)	16

Adjustment to shareholders’ equity from adoption of IFRS 9		1,300	(1,258)

Balance of accumulated deficit and accumulated OCI as of January 1, 2018 under IFRS 9		(2,994)	2,670

(1)	Reclassification from available-for-sale financial assets to financial assets at fair value through profit or loss

The investments in private equity investment funds of 2,966 million yen and redeemable preferred stocks of unlisted companies of 2,296 million yen as of January 1, 2018, were reclassified from available-for-sale financial assets to financial assets at fair value through profit or loss as the cash flows from these investments did not represent solely payments of principal and interest on the principal amount outstanding and as the maturities of such investments were predetermined. Also, cumulative loss and its tax effects through fair value measurements of 259 million yen were reclassified from accumulated other comprehensive income to accumulated deficit.

(2)	Reclassification from available-for-sale financial assets to financial assets at FVOCI

The investments in listed equity securities and private equity and other financial instruments of 9,728 million yen, investments in corporate bonds of 402 million yen, and investments in partnerships of 2 million yen as of January 1, 2018, were reclassified from available-for-sale financial assets to financial assets at FVOCI as the cash flows from these investments did not represent solely payments of principal and interest on the principal amount outstanding and as the Group has determined to measure such investments at FVOCI. Also, related cumulative impairment loss and its tax effects of 1,000 million yen were reclassified from accumulated deficit to accumulated other comprehensive income. The Group estimates a loss allowance based on 12 months expected credit losses on debt instruments which are measured at FVOCI as the Group has judged that the risks for such investments are low.

(3)	Reclassification from loans and receivables to financial assets at measured at amortized cost

Time deposits of 12,002 million yen, loans of 206 million yen, guarantee deposits of 726 million yen and office security deposits of 5,709 million yen as of January 1, 2018 were reclassified from loans and receivables to financial assets at amortized cost as the cash flows from these assets represent solely payments of principal and interest on the principal amount outstanding and as the Group’s business model is achieved by collecting contractual cash flows. The amounts of expected credit losses arising from those financial assets as of January 1, 2018, were deemed immaterial.

(4)	Reclassification from loans and receivables to financial assets at FVOCI

Corporate bonds of 8,807 million yen as of January 1, 2018 were reclassified from loans and receivables to financial assets at FVOCI as the cash flows from these assets represent solely payments of principal and interest on the principal amount outstanding and as the Group’s business model is achieved by both collecting contractual cash flows and selling of these financial assets for profit. Fair value gains and related tax effects of 42 million yen measured at January 1, 2018, were adjusted to the accumulated other comprehensive income. Also, expected credit losses of 16 million yen measured at January 1, 2018 were recognized as a loss allowance provision and adjusted to accumulated other comprehensive income. The Group estimates a loss allowance based on 12 months expected credit losses on debt instruments which are measured at FVOCI as the Group has judged that the risks for such investments are low.

(5)	Reclassification from loans and receivables to financial assets at fair value through profit or loss

A convertible bond of 28 million yen as of January 1, 2018, was reclassified from loans and receivables to financial assets at fair value through profit or loss as the cash flow did not represent solely payments of principal and interest on the principal amount outstanding and as the maturity was predetermined. There was no effect to accumulated deficit and accumulated other comprehensive income at January 1, 2018, due to the reclassification.

(6)	Reclassification from held-to-maturity financial assets to financial assets at measured at amortized cost

Japanese government bonds of 280 million yen as of January 1, 2018, were reclassified from loans and receivables to financial assets at amortized cost as the cash flows from these financial assets represent solely payments of principal and interest on the principal amount outstanding and as the Group’s business model is achieved by collecting contractual cash flows. The amounts of expected credit losses arising from those financial assets as of January 1, 2018, were deemed immaterial.

The Group does not early adopt standards, interpretations and amendments which are issued but not yet effective.

4.	Segment Information

The Group identifies operating segments based on the internal report regularly reviewed by the Group’s Chief Operating Decision Maker to make decisions about resources to be allocated to segments and assess performance. An operating segment of the Group is a component for which discrete financial information is available. The Chief Operating Decision Maker has been identified as the Company’s board of directors. No operating segments have been aggregated to form the reportable segments.

In 2018, the Group changed its operating segment from one component to two components as the budget has been prepared based on the Core business and Strategic business and as the Company’s board of directors changed the unit of components to assess performance of the Group from a single segment to two segments, Core business segment and Strategic business segment.

Under the corporate strategy to allocate the resources generated from the Core business to the Strategic business, the Company’s board of directors individually assesses the business performance of Core business based on the growth of revenue and profitability and of Strategic business based on profitability as well as important non-financial KPIs such as the expansion of user base.

(1)	Description of Reportable Segments

The Group’s reportable segments are as follows:

Core business segment	Core business segment mainly consists of Advertising service, communication and content. Advertising services mainly includes display advertising, accounts advertising, and other advertising. Display advertising provides advertisements on services such as LINE NEWS. Account advertising mainly includes LINE Official Accounts and Sponsored Stickers. Other advertising mainly includes advertisements on the services such as livedoor blog, NAVER Matome and advertisement appears on LINE Part-time Job. Communication mainly includes LINE Stickers. Content mainly includes LINE Games.
Strategic business segment	Strategic business segment consists of Fintech services, such as LINE Pay service, AI, LINE Friends, and E-commerce.

(2)	Profit or Loss for the Group’s operating segments

The Group’s operating profit for each segment is prepared by the same method as the preparation of consolidated financial statements, except certain items such as other operating income and share-based compensation expenses are included in corporate expenses. Also, IT development expenses and indirect expenses such as department management fees are allocated based on the information such as the hours of service provided, the number of server infrastructures used to provide the service, or the percentage of revenues. As the Company’s board of directors uses information after eliminating intercompany transactions for their performance assessment, there is no adjustments between segments.

From the fiscal year of 2018, the Group changed its operating segment into Core business segment and Strategic business segment, as the Company’s board of directors assesses performance based on these components. From the fiscal year 2018, the Group monitors its profit and loss by segment. The profit and loss of each segment in fiscal year 2017 was prepared mainly based on the same method as in fiscal year 2018 where practicable and restated accordingly.

For the six-month period ended June 30, 2017

(In millions of yen)
	Reportable segments			Corporate adjustments(1)	Consolidated
	Core business	Strategic business	Total
Revenue from external customers(2)	71,229	7,467	78,696	—	78,696
Segment profit/(loss)(3)	15,119	(6,496)	8,623	10,006	18,629
Depreciation and amortization expenses	2,687	330	3,017	—	3,017

(1)	Corporate adjustments mainly include other operating income and share-based compensation expenses.
(2)

Revenue from external customers for the six-month period ended June 30, 2017 is presented based on IAS 18, while the Group’s operating profit for the each segment for the six-month period ended June 30, 2018 is presented under IFRS 15. standards.

(3)	The amount of “Segment profit/(loss)” is equivalent to Profit from operating activities on Interim Condensed Consolidated Statement of Profit or Loss.

For the six-month period ended June 30, 2018

(In millions of yen)
	Reportable segments			Corporate adjustments(1)	Consolidated
	Core business	Strategic business	Total
Revenue from external customers	87,258	12,103	99,361	—	99,361
Segment profit/(loss)(2)	15,275	(14,048)	1,227	9,094	10,321
Depreciation and amortization expenses	4,114	835	4,949	—	4,949

(1)	Corporate adjustments mainly include other operating income and share-based compensation expenses.
(2)	The amount of “Segment profit/(loss)” is equivalent to Profit from operating activities on Interim Condensed Consolidated Statement of Profit or Loss.

The reconciliation of segment profit to profit/(loss) before tax from continuing operations is as follows:

For the six-month periods ended June 30, 2017 and June 30, 2018

(In millions of yen)
	2017	2018
Segment profit	18,629	10,321
Financial income	67	195
Financial costs	(14)	(33)
Share of loss of associates and joint ventures	(2,443)	(4,219)
Loss on foreign currency transactions, net	(329)	(256)
Other non-operating income	1,094	643
Other non-operating expenses	(43)	(17)

Profit for the period before tax from continuing operations	16,961	6,634

The above items are not allocated to individual segments as these are managed on an overall group basis.

(3)	Revenues from Major Services

The Group’s revenues from continuing operations from its major services for the six-month periods ended June 30, 2017 and 2018 are as follows. Revenues for the six-month period ended June 30, 2017 are presented using IAS18 as the Group uses the modified retrospective method in the adoption of IFRS15.

Revenues recognized at one time mainly consist of revenues from LINE Friends.

For the six-month periods ended June 30,

(In millions of yen)
	2017	2018
Core business
Advertising
Display advertising(1)	10,506	18,305
Account advertising(2)	18,216	27,467
Other advertising (3)	5,172	6,568

Sub-total	33,894	52,340

Communication, content, and others
Communication(4)	15,615	14,728
Content(5)	20,521	18,573
Others	1,199	1,617

Subtotal	37,335	34,918

Core business total	71,229	87,258

Strategic business
Friends(6)	5,138	7,482
Others(7)	2,329	4,621

Strategic business total	7,467	12,103

Total	78,696	99,361

(1)	Revenues from display advertising primarily consisted of fees from advertisement on services such as Timeline and LINE NEWS.
(2)	Revenues from account advertising primarily consisted of fees from LINE Official Accounts, Sponsored Stickers and LINE Points.
(3)	Revenues from other advertising were mainly attributable to advertising revenue from livedoor, NAVER Matome and LINE Part-time Job.
(4)	Revenues from communication were mainly attributable to sales of LINE Stickers and Creator Stickers.
(5)	Revenues from content primarily consisted of sales of LINE GAMES’s virtual items.
(6)	Friends primarily consisted of revenues from sales of character goods.
(7)	Others primarily consisted of revenues from LINE Mobile service and E-commerce.

5.	Property and Equipment

During the six-month periods ended June 30, 2017 and 2018, the Group acquired property and equipment with a cost of 6,302 million yen and 7,838 million yen, respectively. During the six-month period ended June 30, 2017, such purchases due to the office relocation, mainly consisted of furniture and fixture in the amount of 2,736 million yen and the recognition of asset retirement obligations in the amount of 1,493 million yen related to the relocation of the headquarter offices. During the six-month period ended June 30, 2018, such purchases mainly consisted of servers infrastructures in the amount of 5,415 million yen related to the Core business segment and Strategic business segment.

Contractual commitments for the acquisition of property and equipment as of December 31, 2017 and June 30, 2018 were 527 million yen and 844 million yen, respectively.

6.	Income Taxes

The Group’s tax provision for interim periods is determined using an estimate of the Group’s annual effective tax rate, adjusted for discrete items arising during the period. In each quarter the Group updates the estimate of the annual effective tax rate, and if the estimated annual tax rate changes, the Group makes a cumulative adjustment in that quarter.

The effective tax rate for the six-month period ended June 30, 2017 of 37.8% differed from the Japanese statutory tax rate of 33.1 % for the year ended December 31, 2016. The effective income tax rate of 37.8% was primarily due to pre-tax losses recorded by subsidiaries on a standalone basis and pre-tax losses recorded by associates and joint ventures for which no deferred tax assets were recognized as the related tax benefits could not be recognized.

The effective tax rate for the six-month period ended June 30, 2018 of 71.4% differed from the Japanese statutory tax rate of 31.7% for the year ended December 31, 2017. The effective income tax rate of 71.4% was primarily due to pre-tax losses recorded by subsidiaries on a standalone basis and pre-tax losses recorded by associates and joint ventures for which no deferred tax assets were recognized as the related tax benefits could not be recognized.

The effective tax rate for the six-month period ended June 30, 2018 was 71.4% compared to the effective tax rate of 37.8% for the six-month period ended June 30, 2017. This change resulted mainly due to increase in deductible temporary differences arising from increase in the share of loss of associates and joint ventures which were not expected to be realized within a foreseeable period. The change was also due to increase in the amount of pre-tax losses recorded by certain subsidiaries as expenses such as share-based compensation for the employee subcontract expenses increased while the amount of deductible temporary differences which the Group could not recognize for tax benefits increased.

7.	Financial Assets and Financial Liabilities

The carrying amounts and fair value of financial instruments, except for cash and cash equivalents, by line item in the Interim Condensed Consolidated Statement of Financial Position and by category as defined in IAS 39 Financial Instruments: Recognition and Measurement and IFRS 9 Financial Instrument, as of December 31, 2017 and June 30, 2018 respectively, are as follows:

The fair value is not disclosed for those financial instruments which are not measured at fair value in the Interim Condensed Consolidated Statement of Financial Position, and whose fair value approximates their carrying amount due to their short-term and/or variable-interest bearing nature. Refer to Note 13. Fair Value Measurements for more details of the available-for-sale financial assets, which are measured at fair value.

(In millions of yen)
	December 31, 2017		June 30, 2018
Items	Book value	Fair value	Book value	Fair value
Financial assets
Trade and other receivables
Financial assets at amortized cost	—		37,531
Loans and receivables	42,892		—

Total	42,892		37,531

Other financial assets, current
Financial assets at amortized cost
Time deposits	—		11,997
Short-term loans	—		499
Guarantee deposits	—		800
Office security deposits	—		358
Financial assets at FVOCI	—	—	3,578	3,578
Loans and receivables
Time deposits	12,002		—
Short-term loans	206		—
Corporate bonds and other debt instruments	849		—
Available-for-sale financial assets	6	6	—	—
Office security deposits	195		—

Total	13,258		17,232

Other financial assets, non-current
Financial assets at amortized cost
Corporate bonds and other debt instruments	—	—	280	289
Guarantee deposits(1)	—	—	848
Office security deposits	—		5,836	5,696
Financial assets at FVOCI	—	—	19,286	19,286
Financial assets at fair value through profit or loss	—	—	9,514	9,514
Held-to-maturity investments(1)	280	291	—	—
Loans and receivables
Corporate bonds and other debt instruments	7,986	8,036	—	—
Guarantee deposits(1)	726		—
Office security deposits	5,709	5,546	—	—
Financial assets at fair value through profit or loss
Conversion right and redemption right of preferred stock	1,862	1,862	—	—
Available-for-sale financial assets(2)	15,388	15,388	—	—
Other	133		98

Total	32,084		35,862

(In millions of yen)
	December 31, 2017		June 30, 2018
Items	Book value	Fair value	Book value	Fair value
Financial liabilities
Trade and other payables
Financial liabilities at amortized cost	28,810		27,998

Other financial liabilities, current
Financial liabilities measured at amortized cost
Deposits received	5,730		8,953
Short-term borrowings(3)	22,224		22,098
Others	46		86
Financial liabilities at fair value through profit or loss
Put option liabilities	3		7

Total	28,003		31,144

Other financial liabilities, non-current
Financial liabilities at amortized cost
Office security deposits received under sublease agreement	23	23	16	16
Others	93		86
Financial liabilities at fair value through profit or loss
Put option liabilities	486	486	238	238

Total	602		340

(1)

The Japanese Payment Services Act requires non-banking entities that engage in business activities involving advance payments from end users using virtual credits to secure a certain amount of money equal to or more than one half of the unused balance of virtual credits purchased by the end users as of the most recent base date set on March 31 and September 30 of each year, either by depositing or entrusting a cash reserve or government bonds with the Legal Affairs Bureau, or by concluding a guarantee contract with a financial institution. If deposits are made, they are recorded as guarantee deposits. If guarantee contracts are entered into, guarantee fees equal to the contractual amount times a guarantee fee rate are incurred. In accordance with the Japanese Payment Services Act, the Group had deposited cash of 635 million yen as of December 31, 2017 and 765 million yen as of June 30, 2018. The Group also had deposited investments in Japanese government bonds of 280 million yen as of December 31, 2017 and 280 million yen as of June 30, 2018, respectively, which the Group intends to hold until maturity for this purpose. In addition, the Group had credit guarantee contracts with banks for 12,500 million yen with a weighted average guarantee fee rate of 0.1% and for 15,500 million yen with a weighted average guarantee fee rate of 0.1% as of December 31, 2017 and as of June 30, 2018, respectively, to comply with the Japanese Payment Services Act.

(2)	Impairment loss of 8 million yen as well as gain on sales of 697 million yen was recognized for available-for-sale financial assets for the six-month period ended June 30, 2017.
(3)	The weighted average interest rate of the remaining outstanding short-term borrowings was 0.1% as of December 31, 2017 and 0.1 % as of June 30, 2018.

8.	Issued Capital and Reserves

(1)	Shares issued

The movements of shares issued for the six-month period ended June 30, 2018 are as follows:

	Common Shares issued (Share capital with no-par value)	Share capital (In millions of yen)
January 1, 2018	238,496,810	92,369
Exercise of stock options(1)	442,500	584
Issuance of common shares	1,172,332	2,500

June 30, 2018	240,111,642	95,453

(1)	Refer to Note 14. Share-Based Payments for further details.

(2)	Share premium

The movements in share premium for the six-month period ended June 30, 2017 are as follows:

				(In millions of yen)
	Share-based payments(1)	Common control business combinations	Others(2)	Share premium total
January 1, 2017	21,935	294	68,979	91,208
Share-based payments	748	—	—	748
Exercise of stock options	(3,084)	—	2,475	(609)
Forfeiture of stock options	(8)	—	—	(8)
Cost related to issuance of common shares(3)	—	—	(10)	(10)
Acquisition of non-controlling interests	—	—	(46)	(46)

June 30, 2017	19,591	294	71,398	91,283

The movements in share premium for the six-month period ended June 30, 2018 are as follows:

(In millions of yen)
	Share-based payments(1)	Common control business combinations	Others(2)	Share premium total
January 1, 2018	7,062	294	86,204	93,560
Share-based payments	1,131	—	—	1,131
Exercise of stock options	(858)	—	713	(145)
Forfeiture of stock options	(3)	—	—	(3)
Issuance of common shares	—	—	2,500	2,500
Cost related to issuance of common shares(3)	—	—	(14)	(14)
Acquisition of non-controlling interests	—	—	80	80
Disposal of treasury shares	(153)	—	20	(133)

June 30, 2018	7,179	294	89,503	96,976

(1)	Refer to Note 14. Share-Based Payments for further details.
(2)	Resulted mainly from capital reserve requirements under the Companies Act of Japan.
(3)	Incremental costs directly attributable to the issue of common shares are recognized as a deduction from equity, net of any tax effects.

9.	Supplemental Cash Flow Information

During the six-month period ended June 30, 2017

Transfer of Camera Application Business to Snow Corporation

On May 1, 2017, the Group transferred the camera application business, which had been operated by LINE Plus Corporation, to Snow Corporation, an associate of the Group. The transferred camera application business includes services such as B612, LINE Camera, Foodie and Looks.

The Group acquired 208,455 newly issued common shares of Snow Corporation in exchange for the camera application business. The number of common shares newly issued by Snow Corporation was determined based on the ratio of the fair value of the camera application business transferred as well as the cash and cash equivalent comparing to the enterprise value of Snow Corporation. As a result of this transaction, the Group’s ownership of Snow Corporation increased from 25.0% to 48.6%. The Group continues to account for its ownership in Snow Corporation using the equity method. Also, as a result of this transaction, NAVER’s ownership of Snow Corporation decreased from 75.0% to 51.4%.

The common shares of Snow Corporation received in exchange for the camera application business are measured and recorded at fair value. The fair value of the common shares are measured based on the fair value of the camera application business which is estimated using the discounted cash flow method. The assets and liabilities of the camera application business transferred to Snow Corporation are presented below.

(In millions of yen )
Current assets	603
Cash and cash equivalents	581
Other current assets	22
Non-current assets	71
Current liabilities	(133)
Non-current liabilities	(334)

Net assets transferred	207

Consideration received in exchange for the transfer of camera application business	10,651

Gain on transfer of business(1)	10,444

(1)	This amount is included in “Other operating income” in the Group’s Interim Condensed Consolidated Statement of Profit or Loss.

During the six-month period ended June 30, 2018

Loss of control over LINE Mobile Corporation

LINE Mobile Corporation issued new shares to SoftBank Corp. through a third party allotment in April, 2018. As a result, the Group’s ownership of LINE Mobile Corporation has decreased from 100.0% to 49.0%, resulting in LINE Mobile Corporation, previously a subsidiary of the Group, to be accounted for as an associate under the equity method. The assets and liabilities pertaining to LINE Mobile Corporation after deconsolidation and the gain recognized due to the loss of control of the subsidiary are presented below.

(In millions of yen )

Current assets	2,646
Cash and cash equivalents(1)	1,113
Trade and other receivables	1,277
Inventories	48
Other current assets	208
Non-current assets	270
Current liabilities	(4,083)
Non-current liabilities	(1)

Subtotal	(1,168)

Fair value of shares owned by the Group	8,326

Gain on loss of control of subsidiaries and business(2)	9,494

(1)	This amount is included in “Gain on loss of control of subsidiaries and business” in the Group’s Interim Condensed Consolidated Statement of Cash Flows.
(2)	Gain on loss of control of subsidiaries and business is included as Other operating income for the six-month period ended June 30, 2018.

Non cash transactions

Acquisition of treasury shares by issuing of new shares

According to the resolution at the meeting of the board of directors on April 9, 2018 regarding execution of additional trust for Employee Stock Ownership Plan (J-ESOP), the Company additionally issued 1,172,332 of common shares to Trust & Custody Services Bank, Ltd. (Trust E) (the “Trust Bank”) through a third party allotment and completed payment procedures for the issuance on April 25, 2018. The shares of the Company held by the Trust Bank are recorded as the treasury shares on the Interim Condensed Consolidated Financial Statement.

As a result, the total amount of share capital, share premium, and treasury shares respectively increased by 2,500 million yen, 2,500 million yen and 5,000 million yen during the six-month period ended June 30, 2018,

10.	Revenue from contracts with customers

The Group has recognized the following amounts relating to revenue in the Interim Condensed Consolidated Statement of Profit or Loss for the six-month period ended June 30, 2018:

(In millions of yen)
2018
Revenue from contracts with customers
Revenue(1)	99,361
Other operating income: virtual credits breakage income	124

99,485
Revenue from other sources
Other operating income(2)	11,005

(1)	Refer to Note 4. Segment Information for further details of revenue per segment.
(2)	Refer to Note 9. Supplemental Cash Flow Information and Note 17. Principal Subsidiaries for major items in other operating income.

Trade and other receivables, contract assets and liabilities:

(In millions of yen)
	January 1, 2018	June 30, 2018
Trade and other receivables	41,663	37,531
Contract assets(1)	437	403
Contract liabilities
Unsatisfied performance obligations(2)	12,778	12,903
Virtual credits(3)	11,201	11,641

Total contract liabilities	23,979	24,544

(1)

Contract assets mainly consists of transactions related to the advertising contracts in which the revenues from these transactions are recognized over time by measuring the progress towards completion of satisfaction of the performance obligations.

(2)	Unsatisfied performance obligations will be fulfilled within a year.
(3)	The timing of transfer of goods or services related to virtual credits is determined at the customer’s discretion.

Revenue recognized during the six-month ended June 30,2018, in relation to contract liabilities which were outstanding as of January 1, 2018 are as follow:

(In millions of yen)
June 30, 2018
Unsatisfied performance obligation	9,526
Virtual credits	8,187

The Group recorded 4,046 million yen of contract costs as of June 30, 2018 in the Interim Condensed Consolidated Statement of Financial Position and amortization expenses of such assets during the six-month period ended June 30, 2018 was 2,007 million yen.

11.	Discontinued Operations

On February 12, 2016, the board of directors approved the abandonment of the MixRadio segment. The operation of the MixRadio business was classified as a discontinued operation on March 21, 2016, when the abandonment took effect.

The aggregated results of the discontinued operations for the six-month periods ended June 30, 2017 and 2018 are presented below.

		(In millions of yen)
	2017	2018
Revenues	—	16
Expenses	(11)	(6)

(Loss)/profit before tax from discontinued operations	(11)	10
Income taxes on disposal(1)	4	(3)

(Loss)/profit for the period from discontinued operations (attributable to the shareholders of the Company)	(7)	7

(1)

The income taxes on disposal for the six-month periods ended June 30, 2017 and 2018 are mainly due to the deductible temporary difference arising from the investment in MixRadio Limited, which incurred loss during the period.

The aggregated cash flow information for the discontinued operations for the six-month periods ended June 30, 2017 and 2018 are presented below.

(In millions of yen)
	2017	2018
Operating	(102)	(17)
Investing	—	—
Financing	—	—

Net cash outflow	(102)	(17)

12.	Earnings per Share

The profit or loss for the period and the weighted average number of shares used in the calculation of earnings per share are as follows:

For the six-month period ended June 30

(In millions of yen, except number of shares)
	2017	2018
Profit for the period attributable to the shareholders of the Company from continuing operations	10,280	2,905
(Loss)/profit for the period attributable to the shareholders of the Company from discontinued operations	(7)	7

Total profit for the period attributable to the shareholders of the Company for basic and diluted earnings per share	10,273	2,912

Weighted average number of total common shares	218,812,544	239,187,657
Weighted average number of total treasury shares	—	(1,370,955)

Weighted average number of common shares for basic earnings per share(1)	218,812,544	237,816,702
Effect of dilution:
Stock options	18,294,536	2,259,851
Employee Stock Ownership Plan (J-ESOP)	—	133,726

Weighted average number of total common shares adjusted for the effect of dilution	237,107,080	240,210,279

In calculating diluted earnings per share, share options outstanding and other potential shares are taken into account where their impact is dilutive.

For the three-month period ended June 30

(In millions of yen, except number of shares)
	2017	2018
Profit for the period attributable to the shareholders of the Company from continuing operations	8,840	4,292
(Loss)/profit for the period attributable to the shareholders of the Company from discontinued operations	(4)	3

Total profit for the period attributable to the shareholders of the Company for basic and diluted earnings per share	8,836	4,295

Weighted average number of total common shares	219,210,842	239,733,247
Weighted average number of total treasury shares	—	(1,726,304)

Weighted average number of common shares for basic earnings per share(1)	219,210,842	238,006,943
Effect of dilution:
Stock options	18,025,794	2,057,227
Employee Stock Ownership Plan (J-ESOP)	—	118,150

Weighted average number of total common shares adjusted for the effect of dilution	237,236,636	240,182,320

In calculating diluted earnings per share, share options outstanding and other potential shares are taken into account where their impact is dilutive.

Potential common shares used in the calculation of diluted earnings per share for the six-month period ended June 30, 2017, included options representing 21,274,000 which were outstanding as of June 30, 2017 as they had a dilutive impact on profit per share from continuing operations.

Potential common shares used in the calculation of diluted earnings per share for the six-month period ended June 30, 2018, included options representing 5,287,743 which were outstanding as of June 30, 2018 as they had a dilutive impact on profit per share from continuing operations.

13.	Fair Value Measurements

(1)	Fair value hierarchy

The Group referred to the levels of the fair value hierarchy for financial instruments measured at fair value on the Interim Condensed Consolidated Statement of Financial Position based on the following inputs:

•	Level 1 inputs are quoted prices in active markets for identical assets or liabilities.

•

Level 2 inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•

Level 3 inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable, which reflect the reporting entity’s own assumptions that market participants would use in establishing a price.

Transfers between levels of the fair value hierarchy are recognized as if they have occurred at the beginning of the reporting period.

(2)	Fair value measurements by fair value hierarchy

Assets and liabilities measured at fair values on a recurring basis in the Interim Condensed Consolidated Statement of Financial Position as of December 31, 2017 and June 30, 2018 are as follows:

(In millions of yen)

December 31, 2017	Level 1	Level 2	Level 3	Total
Financial asset at fair value through profit or loss
Conversion right and redemption right of preferred stock	—	—	1,862	1,862
Available-for-sale financial assets
Listed equity investments	1,574	—	—	1,574
Private equity and other financial instruments	—	—	13,820	13,820

Total	1,574	—	15,682	17,256

Financial liability at fair value through profit or loss
Put option liabilities	—	—	486	486

Total	—	—	486	486

(In millions of yen)

June 30, 2018	Level 1	Level 2	Level 3	Total
Financial assets at fair value through profit or loss	—	—	9,514	9,514
Financial assets at FVOCI
Equity instruments	1,068	—	10,406	11,474
Debt instruments	—	11,390	—	11,390

Total	1,068	11,390	19,920	32,378

Financial liability at fair value through profit or loss
Put option liabilities	—	—	245	245

Total	—	—	245	245

There have been no transfers among Level 1 and Level 2 during the fiscal year ended December 31, 2017 and six-month period ended June 30, 2018, except for the transfer from Level 1 to Level 3 as described in (3) below.

(3)	Reconciliations from the opening balance to the closing balance of financial instruments categorized within Level 3 are as follows:

(In millions of yen)

	2017		2018
	Private equity investments and other financial instruments	Conversion right and redemption right of preferred stock	Private equity investments and other financial instruments	Put option liabilities
Fair value as of January 1(4)	12,795	325	15,682	(486)
Total gain for the period:
Included in profit or loss(1)	284	371	514	14
Included in other comprehensive income(2)	2,966	—	384	—

Comprehensive income	3,250	371	898	14
Purchases	2,220	90	4,131	(8)
Sales	(449)	—	(113)	227
Return of capital	(1)	—	—	—
Others	—	—	(30)	(3)
Transfers in(3)	326	—	—	—
Effect of exchange rate changes	184	7	(648)	11

Fair value as of June 30	18,325	793	19,920	(245)

(1)	This amount is included in “Other non-operating income” or “Other non-operating expenses” in the Group’s Interim Condensed Consolidated Statement of Profit or Loss.
(2)

This amount is included in “Net changes in fair value” of available-for-sale financial assets and of equity instruments at FVOCI in the Group’s Interim Condensed Consolidated Statement of Comprehensive Income.

(3)

During the six-month period ended June 30, 2017, a company was delisted from a stock exchange in the US subsequent to our purchase of its equity securities. Accordingly, such equity investment was transferred from Level 1 to Level 3.

(4)

This amount includes the conversion right and redemption right of preferred stock with fair values of 1,862 million yen recorded as of December 31, 2017. Refer to Note 3. Significant accounting policies for further details.

(4)	Valuation techniques and inputs

Assets and liabilities measured at fair value on a recurring basis in the Interim Condensed Consolidated Statements of Financial Position

Financial asset at fair value through profit or loss

Financial asset at fair value through profit or loss categorized within Level 3 primarily consist of private equity investment funds, unlisted equity securities and conversion right and redemption right of preferred stock. Conversion right and redemption right of preferred stock are measured at fair value using a binomial option pricing model as of December 31, 2017 and June 30, 2018. Private equity investment funds are measured at fair value based on net asset value and unlisted equity securities are measured at fair value either based on the most recent transactions, the market approach, or the discount cash flow model as of June 30, 2018.

Below is the quantitative information regarding the valuation technique and significant unobservable inputs used in measuring the fair value of financial asset at fair value through profit or loss:

Valuation technique	Significant unobservable input	December 31, 2017	June 30, 2018
Market approach - market comparable companies	EBITDA multiple	—	12.0
	Revenue multiple	—	1.4 - 2.7
Discount cash flow model	Discount rate	—	13.8%
	Growth rate	—	1.0%
Binomial option pricing model	Comparable listed companies’ average historical volatility	46.0% - 49.2%	48.2%
	Discount rate	2.5%	2.6%

A significant increase (decrease) in the EBITDA, revenue multiple and growth rate would result in a higher (lower) fair value of the unlisted equity securities, while a significant increase (decrease) in the discount rate would result in a lower (higher) fair value of the unlisted equity securities.

A significant increase (decrease) in the comparable listed companies’ average historical volatility would result in a higher (lower) fair value of the conversion right and redemption right of preferred stock, while a significant increase (decrease) in the discount rate would result in a lower (higher) fair value of the conversion right and redemption right of preferred stock.

Put option liabilities

The put option liabilities are options written on shares of subsidiaries, associates, and investments. Such put option liabilities are measured at fair value using mainly option pricing model or the Monte Carlo simulation. Below is the quantitative information regarding the valuation techniques and significant unobservable inputs used in measuring the fair value of certain put option liabilities:

Valuation technique	Significant unobservable input	December 31, 2017	June 30, 2018
Option pricing model	Comparable listed companies’ average historical volatility	45.0%	43.2% - 45.0%
	Discount rate	4.3%	2.0% - 2.6%
Monte Carlo simulation	Comparable listed companies’ average historical volatility	41.4% - 49.2%	45.0% - 48.2%
	Discount rate	2.5%	2.6%

A significant increase (decrease) in the comparable listed companies’ average historical volatility would result in a higher (lower) fair value of the put option liabilities, while a significant increase (decrease) in the discount rate would result in a lower (higher) fair value of the put option liabilities.

Financial assets at fair value through other comprehensive income

Financial assets at fair value through other comprehensive income categorized within Level 3 consist of unlisted equity securities. Unlisted equity securities are measured at fair value either based on the market approach or the discount cash flow model as of June 30, 2018. Below is the quantitative information regarding the valuation techniques and significant unobservable inputs used in measuring the fair value of certain unlisted equity securities:

Valuation technique	Significant unobservable input	December 31, 2017	June 30, 2018
Market approach - market comparable companies	EBITDA multiple	—	10.6 - 12.0
	EBIT multiple	—	11.4 - 13.7
	Revenue multiple	—	1.4 - 7.8
	Liquidity discount	—	30.0%
Discount cash flow model	Discount rate	—	13.8%
	Growth rate	—	1.0%

A significant increase (decrease) in the EBITDA, EBIT, revenue multiple, and growth rate would result in a higher (lower) fair value of the unlisted equity securities, while a significant increase (decrease) in the liquidity discount and discount rate would result in a lower (higher) fair value of the unlisted equity securities.

Available-for-sale financial assets

Available-for-sale financial assets categorized within Level 3 mainly consist of unlisted equity securities and private equity investment funds. Private equity investment funds were measured at fair value based on net asset value as of December 31, 2017. Unlisted equity securities are measured at fair value either based on the most recent transactions, the market approach and option pricing model, or the discount cash flow model. Below is the quantitative information regarding the valuation techniques and significant unobservable inputs used in measuring the fair value of certain unlisted equity securities:

Valuation technique	Significant unobservable input	December 31, 2017	June 30, 2018
Market approach - market comparable companies	EBITDA multiple	11.6 - 12.8	—
	EBIT multiple	11.4 - 19.3	—
	Revenue multiple	1.4 - 6.2	—
	Liquidity discount	30%	—
Option pricing model	Comparable listed companies’ average historical volatility	49.7% - 76.2%	—
	Discount rate	(0.1%) - 2.6%	—
Discount cash flow model	Discount rate	12.8% - 13.0%	—
	Growth rate	1.0% - 2.0%	—

A significant increase (decrease) in the EBITDA, EBIT, revenue multiple and growth rate would result in a higher (lower) fair value of the unlisted equity securities, while a significant increase (decrease) in the liquidity discount, comparable listed companies’ average historical volatility, and discount rate would result in a lower (higher) fair value of the unlisted equity securities.

The valuation techniques and the valuation results of the Level 3 financial assets, including those performed by the external experts, were reviewed and approved by the management of the Group.

14.	Share-Based Payments

The Group has stock option incentive plans for directors and employees.

(1)	Stock Option Plan

For the stock options granted during the years ended December 31, 2013, 2014, and 2015, each stock option represents the right to purchase 500 common shares at a fixed price for a defined period of time. For the stock options granted during the year ended December 31, 2017, each stock option represents the right to purchase 100 common shares at a fixed price for a defined period of time. The exercise price of stock options, which were granted during the year ended December 31, 2013 was 344 yen, whereas that of those options, which were granted during the years ended December 31, 2014 and 2015 was 1,320 yen. The exercise price of stock options granted during the year ended December 31, 2017 was 4,206 yen.

The fair value of stock options is determined using the Black-Scholes model, a commonly accepted stock option pricing method. Stock options granted during the years ended December 31, 2013, 2014, and 2015 vest after two years from the grant date and are exercisable for a period of eight years from the vesting date. Stock options granted during the year ended December 31, 2017 vest 25% of stock options per year over a period of four years from the grant date and are exercisable from the vesting date until July 18, 2027. Conditions for vesting and exercise of the stock options require that those who received the allotment of stock options continue to be employed by the Group from the grant date to the vesting date, and from the grant date to the exercise date, respectively, unless otherwise permitted by the board of directors.

i.	Movements during the six-month period ended June 30, 2018

The following table illustrates the number and weighted average exercise prices (“WAEP”) of, and movements in, outstanding Common Stock Options on a per-common-share basis during the period:

	Common Stock Options
	Number (shares)	WAEP (yen per share)
Outstanding at January 1, 2018	5,577,000	2,421
Granted during the period	—	—
Forfeited during the period	(65,100)	3,984
Exercised during the period(1)	(442,500)	995
Expired during the period	—	—

Outstanding at June 30, 2018	5,069,400	2,526

Exercisable at June 30, 2018	2,743,500	1,101

(1)	The weighted average share price at the date of exercise of these options was 4,338 yen.

ii.	The exercise price and the number of shares for options outstanding as of June 30, 2018 are as follows:

Grant dates	Exercise price (yen)	Number (Shares)
December 17, 2013	344	616,000
February 8, 2014	1,320	752,500
August 9, 2014	1,320	176,500
November 1, 2014	1,320	133,000
February 4, 2015	1,320	1,065,500
July 18, 2017	4,206	2,325,900

The weighted average remaining contractual life for the stock options outstanding as of June 30, 2018 was 7.4 years.

iii.

The Group has recognized 748 million yen and 881 million yen of share-based compensation expenses in the Interim Condensed Consolidated Statement of Profit or Loss for the six-month periods ended June 30, 2017 and 2018, respectively.

(2)	Equity-settled Employee Stock Ownership Plan (J-ESOP)

The Group has a Group policy, the Regulations on Stock Compensation, which regulates an incentive for the employees in line with the stock price movement and for the purpose of securing excellent human resources and their long-term success.

In accordance with the Regulations on Stock Compensation, the Group has granted points equivalent to 262,069 shares and 26,946 shares to the employees of the Group on July 18, 2017 and January 1, 2018, respectively. The points vest once the employees who received the points satisfy the conditions under the Regulations on the Stock Compensation. As the points vest, the trust grants the Company’s shares equivalent to the number of points, which the trust owns, to the employees of the Company and its domestic subsidiary.

Under the Regulations on Stock Compensation, the employees granted the points on July 18, 2017 are required to be employed by the Group until the vesting dates, which are set between April 1, 2018 and April 1, 2020. The employees granted the points on January 1, 2018 are required to be employed by the Group until the vesting dates, which are set between October 1, 2018 and October 1, 2020.

i.	Movements during the six-month period ended June 30, 2018

The following table illustrates the movements in outstanding points during the six-month period ended June 30, 2018:

J-ESOP (Equity-settled)
Number (Points(1))
Outstanding at January 1, 2018	251,302
Granted during the period	26,946
Forfeited during the period	(11,184)
Exercised during the period	(48,721)
Expired during the period	—

Outstanding at June 30, 2018	218,343

Exercisable at June 30, 2018	6,764

(1)	One point is equal to one share.

ii.

The Group’s J-ESOP does not have an exercise price as the employees receive the number of shares equivalent to the points, and the weighted average remaining contractual life as of June 30, 2018 was 1.3 years.

iii.	The fair value of the points issued on January 1, 2018 was the share price of the day the points were granted, 4,865 yen.

iv.	The expenses recognized in connection with share-based payments during the six-month periods ended June 30, 2017 and 2018 are nil and 282 million yen, respectively.

(3)	Cash-settled Employee Stock Ownership Plan (J-ESOP)

In accordance with the Regulations on Stock Compensation, the Group has granted points equivalent to 567,056 shares and 58,794 shares to the employees of the Group on July 18, 2017 and on January 1, 2018, respectively. The points vest once the employees who received the points satisfy the conditions under the Regulations on the Stock Compensation. As the points vest, the trust sells the shares of the Company which are equivalent to the number of points in the market and distributes the cash obtained from the transaction to the employees.

Under the Regulations on Stock Compensation, the employees granted the points on July 18, 2017 are required to be employed by the Group until the vesting dates, which are set between April 1, 2018 and April 1, 2020. The employees granted the points on January 1, 2018 are required to be employed by the Group until the vesting dates, which are set between October 1, 2018 and October 1, 2020.

i.	Movements during the six-month period ended June 30, 2018

The following table illustrates the movements in outstanding points during the six-month period ended June 30, 2018:

J-ESOP (Cash-settled)
Number (Points(1))
Outstanding at January 1, 2018	533,502
Granted during the period	58,794
Forfeited during the period	(71,539)
Exercised during the period	(109,171)
Expired during the period	—

Outstanding at June 30, 2018	411,586

Exercisable at June 30, 2018	1,675

(1)	One point is equal to one share.

ii.

The Group’s J-ESOP does not have an exercise price as the employees receive the amount of cash equivalent to the points, and the weighted average remaining contractual life as of June 30, 2018 was 1.4 years.

iii.	The fair value of the points granted on January 1, 2018 as of the grant date and June 30, 2018 were 4,865 yen and 4,615 yen respectively.

iv.	The expenses recognized in connection with share-based payments during the six-month periods ended June 30, 2017 and 2018 are nil and 469 million yen, respectively.

v.

The Group has respectively recognized 470 million yen of current liabilities and 338 million yen of non-current liabilities associated with Cash-settled J-ESOP in the Interim Condensed Consolidated Statement of Financial Position as of June 30, 2018. The amount of the liabilities recognized associated with this program as of December 31, 2017 was 805 million yen.

vi.	The liabilities regarding the points vested but not yet paid as of June 30, 2018 was 17 million yen, whereas the points vested as of December 31,2018 was nil.

15.	Related Party Transactions

The following tables provides the total amount of related party transactions entered into during the six-month periods ended June 30, 2017 and 2018, as well as balances with related parties as of December 31, 2017 and June 30, 2018.

(1)	Significant related party transactions during the six-month period ended June 30, 2017, and outstanding balances with related parties as of December 31, 2017, are as follows:

(In millions of yen)

Relationship	Name	Transaction	Transaction amount	Outstanding receivable/ (payable) balances(3)
Parent company	NAVER	Advertising service(1)	263	108
Subsidiary of parent company	NAVER Business Platform Corp.(2)	Operating expenses	4,198	(976)
Associate of the Group	Snow Corporation	Transfer of camera application business(4)	10,651	—

(1)

LINE Plus Corporation and NAVER entered into an agreement for exchange of services in which LINE Plus Corporation provides advertising services via the LINE platform and the right to use certain LINE characters in exchange for NAVER’s advertising services for LINE Plus Corporation via NAVER’s web portal. The Group generated advertising revenues of 263 million yen in connection with the advertising services provided by NAVER for the six-month period ended June 30, 2017.

(2)	This subsidiary of NAVER provided IT infrastructure services and related development services to the Group
(3)	The receivable and payable amounts outstanding are unsecured and will be settled in cash.
(4)

In May, 2017, LINE Plus Corporation transferred its camera application business to Snow Corporation. In exchange of the transfer of the business, LINE Plus Corporation received 208,455 newly issued common shares of Snow Corporation, and the transaction amount represents the fair value of the newly issued common shares received on the transaction date. Refer to Note 9. Supplemental Cash Flow Information for further details.

(2)	Significant related party transactions during the six-month period ended June 30, 2018 and outstanding balances with related parties as of June 30, 2018, are as follows:

(In millions of yen)

Relationship	Name	Transaction	Transaction amount	Outstanding receivable/ (payable) balances(3)
Parent company	NAVER	Advertising service(1)	327	157
Subsidiary of parent company	NAVER Business Platform Corp.(2)	Operating expenses	4,231	(881)

(1)

LINE Plus Corporation and NAVER entered into an agreement for exchange of services in which LINE Plus Corporation provides advertising services via the LINE platform and the right to use certain LINE characters in exchange for NAVER’s advertising services for LINE Plus Corporation via NAVER’s web portal. The Group generated advertising revenues of 327 million yen in connection with the advertising services provided to NAVER for the six-month period ended June 30, 2018.

(2)	This subsidiary of NAVER provided IT infrastructure services and related development services to the Group.
(3)	The receivable and payable amounts outstanding are unsecured and will be settled in cash.

(3)	The total compensation of key management personnel for the six-month periods ended June 30, 2017 and 2018 are as follows:

	(In millions of yen)
	2017	2018
Salaries (including bonuses)	431	477
Share-based payments(1)	476	490

Total	907	967

(1)	Refer to Note 14. Share-Based Payments for further details.

Key management personnel include directors and corporate auditors of the Company.

16.	Business Combinations

Acquisition in 2017

There was no significant business combination, individually or in aggregate, during the six-month period ended June 30, 2017.

Acquisition in 2018

There was no significant business combination, individually or in aggregate, during the six-month period ended June 30, 2018.

17.	Principal Subsidiaries

Information on subsidiaries

The table below includes subsidiaries which were newly consolidated during the six-month period ended June 30, 2018, and subsidiaries in which the Company’s percentage of ownership changed during such period:

			Percentage of ownership
Name	Primary business activities	Country of incorporation	December 31, 2017	June 30, 2018
LINE Financial Corporation(1)	Financial related services	Japan	—	100.0%
LVC Corporation	Financial related services	Japan	—	100.0%
LINE Mobile Corporation(2)	Mobile virtual network operator	Japan	100.0%	49.0%
LINE Part Time Job, Ltd.(3)	Job listing	Japan	49.0%	60.0%
LINE Ventures Global Limited Liability Partnership	Foreign investment	Japan	—	100.0%
LINE Ventures Japan Limited Liability Partnership	Domestic investment	Japan	—	100.0%

(1)

As a result of the capital injection executed in April 2018, LINE Financial Corporation became a specified subsidiary as its amount of share capital is equivalent to 10% of the Company’s capital amount.

(2)

The third-party allotment to SoftBank Corp. by LINE Mobile Corporation was executed in April, 2018. As a result, the share of the Group decreased from 100.0% to 49.0%, resulting in Line Mobile Corporation to be accounted for as an associate under the equity method. The Group recorded Gain on loss of control of subsidiaries in the amount of 9,494 million yen in Other operating income for the six-month period ended June 30, 2018, as a result of re-evaluation of the Group’s investment in the Line Mobile Corporation, based on the fair value as of the day when the Group lost the control over this subsidiary.

(3)	The Group acquired additional shares of LINE Part Time Job, Ltd. (formerly AUBE Ltd.,) in April, 2018 and obtained 60% of ownership interest in this subsidiary.

Ultimate parent company of the Group

The next senior and the ultimate parent company of the Group is NAVER, which is domiciled in Korea and listed on the Korea Stock Exchange.

18.	Investments in Associates and Joint Ventures

Investment in Folio Co., Ltd.

In January 2018, the Group acquired 41.4% interest in Folio Co., Ltd. to operate Folio Co., Ltd.’s online trading service and to develop technologies together. The Group’s carrying amount of the investment in this associate was 5,534 million yen as of June 30, 2018.

Third-party allotment by RABBIT-LINE PAY COMPANY LIMITED

In March 2018, RABBIT-LINE PAY COMPANY LIMITED, a joint venture of the Group, issued its new shares to a third-party. As a result, the share of the Group decreased from 50.0% to 33.3%, and the Group recorded the dilution gain of 268 million yen due to the third-party allotment. The Group’s carrying amount of the investment in this joint venture was 2,120 million yen as of June 30, 2018.

Third-party allotment by Snow Corporation

In March 2018, Snow Corporation, an associate of the Group, issued its new shares to NAVER, and NAVER injected 4,886 million yen of additional capital to Snow Corporation through the allotment. As a result, the share of the Group decreased from 45.0% to 40.7%, and the Group recorded the dilution gain of 969 million yen due to the third-party allotment. The Group’s carrying amount of investment in this associate was 10,599 million yen as of June 30, 2018.

Investment in K-Fund I

In January 2017, the Group and NAVER established K-Fund I, which invests in start-up companies conducted in internet related business in Europe. The Group’s and NAVER’s interests in this associate are 24.9% and 74.8%, respectively, as of June 30, 2018. The Group’s carrying amount of the investment in this associate was 2,490 million yen as of June 30, 2018.

Third-party allotment by LINE MUSIC Corporation

In May 2018, LINE MUSIC Corporation, an associate of the Group, issued its new shares to shareholders including the Company. As a result, the ownership interest in this associate increased from 33.4% to 36.7%. This transaction generated goodwill of 122 million yen due to the third-party allotment. The Group’s carrying amount of investment in this associate was 890 million yen as of June 30, 2018.

19.	Other Operating Expenses

Other operating expenses in the six-month period ended June 30, 2018, consist of various operating expenses, including 3,899 million yen for rent, 3,213 million yen of cost of goods, and 1,687 million yen for supply expenses compared to 2,767 million yen, 1,695 million yen and 1,133 million yen, respectively, in the six-month period ended June 30, 2017. Rent and cost of goods increased mainly due to the expansion of businesses.

20.	Subsequent Events

Employee Stock Ownership Plan (J-ESOP)

The Group has a Group policy, the Regulations on Stock Compensation, which regulates an incentive for the employees in line with the stock price movement and for the purpose of securing excellent human resources and their long-term success.

In accordance with the Regulations on Stock Compensation, the Group has granted points equivalent to 904,652 shares to the employees of the Group on July 20, 2018. The points vest once the employees who received the points satisfy the conditions under the Regulations on the Stock Compensation. As the points are vested, the trust should grant the employees either the Company’s shares equivalent to the number of points, which the trust owns, or the equivalent amount of cash by selling the shares in the market.

Under the Regulations on Stock Compensation, the employees granted the points on July 20, 2018 are required to remain employed by the Group until the vesting dates, which are set between April 1, 2019 and April 1, 2021.

Issuance of new shares through a third-party allotment

Based on the resolution at the meeting of the board of directors on July 25, 2018, Line Biz+ Taiwan Limited, the Company’s subsidiary, will issue new shares in the amount of approximately 17.5 billion yen to Taipei Fubon Commercial Bank Co.,Ltd. and Union Bank of Taiwan through a third party allotment by December 2018. As a result, the share of the Group will decrease from 100.0% to 70.1% upon the completion of the procedures for the issuance of new shares.

2	Others

Not applicable.

B.	Information on guarantors

Not applicable.